ANNUAL REPORT AND FINANCIAL STATEMENTS 2025

Pampa energía

2025 Annual Report

To the shareholders of Pampa Energía S.A.:

Pursuant to the statutory rules and Bylaws currently in force, we submit for your consideration the Annual Report and Financial Statements for the 82nd fiscal year that ended December 31, 2025.

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1.	The fiscal year 2025 and outlook

In November 2005, Pampa Energía took its first steps. At that time, the Company did not produce barrels of oil, molecules of gas, or MWh of electricity. Still, it had a clear ambition: to build a flagship company to develop Argentina’s energy potential. Twenty years later, Pampa is one of the leading players in the national energy sector, producing 9% of the country’s gas and 15% of its electricity, the largest producer of styrenics, co-controller of TGS and Transener, and an active participant in new energy infrastructure projects.

In 2024, following the approval of the Bases Law and the creation of the RIGI, we decided to move forward with the development of Rincón de Aranda, a greenfield oil block located in the heart of Vaca Muerta. Entering the shale oil business marks a new stage for our E&P segment, incorporating a business line with scale and long-term potential. In 2025, we reached a key milestone with the start-up of the Duplicar oil pipeline. Starting virtually from zero, we achieved production of 20 kbpd in December, reflecting exponential growth and demonstrating our team’s execution capabilities.

The plan defined in 2024, under the original RIGI framework applicable to midstream, envisions reaching 28 kbpd in the first half of 2026 and consolidating a plateau of 45 kbpd in 2027. In February 2026, upstream activities were incorporated into the RIGI, enabling the development of the northern area of Rincón de Aranda, accelerating the production ramp-up, reaching the plateau in a shorter time, and sustaining it for a longer period. The total estimated investment for the development of this single asset exceeds US$1.5 billion, the largest investment in Pampa’s history.

Evolution of Rincón de Aranda production

In thousand barrels per day

During 2025, we also strengthened our strategic participation in evacuation infrastructure by becoming founding shareholders of VMOS, a 437-km oil pipeline with a capacity of 550 kbpd, whose full start-up is scheduled for 2027. Pampa holds a 10% stake, ensuring evacuation capacity of 50 kbpd for our shale oil production. VMOS contemplates a total estimated investment of US$3 billion and, in July 2025, secured US$2 billion in financing, the largest amount granted to project financing in the last 20 years. VMOS has already been incorporated into the RIGI and currently shows 48% progress.

Our gas business once again set new records, consolidating Pampa as the third-largest producer of unconventional gas in the country. In July, we achieved a new all-time production of 17.6 mcmpd, driven by the extraordinary productivity of Sierra Chata’s shale gas wells. Likewise, after seven years of restrictions, we succeeded in supplying the winter peak demand at CTLL with our own gas, an important milestone within the electricity market deregulation process formalized in November 2025. In this context, following the assignment of Plan Gas contracts, approximately half of our gas production will be allocated to our CCGTs at CTLL and CTGEBA, thereby strengthening production stability and capturing synergies from vertical integration.

To continue monetizing our reserves and mitigate production seasonality, in 2025, we formalized the chartering of vessels for SESA’s FLNG project, in which Pampa holds a 20% stake. SESA will gradually ramp up LNG exports starting in 2027, reaching a capacity of 6 MTPA in 2029. Pampa will supply up to 6 mcmpd, representing nearly half of our current average annual production of 12.4 mcmpd. The FLNG project will position Argentina in the global LNG market, boosting the development of the energy sector and Vaca Muerta.

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From zero to a total production of 100 kboepd by the end of 2025, our goal is to reach 160 kboepd in the E&P business before 2030, maintaining our position as one of the country’s leading hydrocarbon producers.

Evolution of E&P’s crude oil and gas production

In thousand boe per day

Note: 2026 to 2029 are preliminary estimates.

In parallel, the power sector made progress in 2025 toward normalization, driven by the systematic reduction of subsidies, the implementation of RQTs, and sustained improvements in the payment chain. Since November 2025, the new rules have promoted greater competition among generators, fuel self-supply and a more decentralized scheme. In this new context, our generation business is particularly well positioned thanks to vertical integration with E&P and the efficiency and strategic location of our assets: CTLL in Vaca Muerta; CTGEBA at the system’s zero node; and CTEB, which also runs on diesel and is co-operated with YPF.

In 2025, we once again became the country’s largest electricity generator, supported by the operational excellence of our portfolio. Our thermal units recorded a commercial availability of 94%, well above the national thermal grid average, reflecting the reliability of our plants and sustained investments in maintenance and modernization to improve efficiency.

Evolution of thermal generation availability

As % of nominal capacity

These achievements are underpinned by solid and proactive financial management focused on preserving a robust capital structure. In 2025, we continued improving our debt profile by reopening our 10-year bond, consolidating it as a benchmark bond, and issuing a new international bond in November with a record 12-year tenor, reducing financial costs and doubling the average life to nearly 8 years. Compared to 2023, despite significant investment in E&P, the strong cash generation of our businesses enabled us to keep net leverage around 1x EBITDA.

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Pampa stands out for its operational excellence, its commitment to continuous improvement, and its deep adherence to ESG principles. We actively promote the well-being of our employees and contractors, maintain ongoing dialogue with our stakeholders, and support the development of the communities where we operate. Reaching Pampa’s first 20 years is the result of the effort and dedication of the more than 2,000 employees who make up our team, as well as the support of our families, suppliers, financial institutions, and investors. To our shareholders, we thank you for your trust and renew our commitment to continue investing and growing to consolidate our position as a key player in Argentina’s energy sector.

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2.	Macroeconomic context

2025 was marked by high volatility associated with the economic cycle and midterm elections. This dynamic was reflected in financial markets: country risk began the year at around 578 basis points, peaked at 1,456 in September, and ended the year close to its initial level. Likewise, the wholesale US$ FX closed at AR$1,459/US$ as of December 2025, up 41% from year-end 2024 and 36% year-on-year.

Despite the challenging environment, the Government maintained a fiscal surplus for the second consecutive year, a cornerstone of its economic plan. In 2025, the accumulated primary balance reached 1.4% of GDP and the financial balance 0.2%. As a result, inflation continued on a downward path and ended the year at 31.5% annually, the lowest level since 2017, following 117.8% in 2024 and 211.4% in 2023. According to the Central Bank’s Market Expectations Survey (REM), inflation is expected to continue decelerating and hover around 20% in 2026, consolidating the price normalization process. Disinflation also led to a reduction in the poverty rate, which fell from 53% in the first quarter of 2024 to 30% in 2025.

Even amid persistent fiscal adjustment, economic activity grew by 4.6% through Q3 25 and, according to the REM, is projected to grow by 3.4% in 2026. However, sector performance was heterogeneous: fishing, mining, oil and gas, and financial intermediation led economic expansion, while construction, trade, and manufacturing recorded cumulative declines of 2.2%, 5.7%, and 6.6%, respectively, through September, posing challenges going forward. Nevertheless, the unemployment rate remained stable at around 7.6%.

On the FX front, in February, the crawling peg pace was reduced from 2% to 1% per month. In April, a banded floating FX regime was adopted, with bands widening by 1% per month, and the Central Bank was authorized to intervene within them. In addition, FX controls for individuals were lifted, the distribution of dividends on 2025 earnings was authorized, import payment terms were relaxed, and the differential FX for exports was eliminated, measures that narrowed the gap between the official and free exchange rates.

In April, an agreement for US$20 billion was signed with the International Monetary Fund, including disbursements of US$14.5 billion in 2025, complemented by financing from multilateral organizations. Following FX pressures triggered by an adverse outcome for the ruling party in the Buenos Aires Province elections, the Government received explicit support from the U.S. Treasury for its policies, which intervened by purchasing AR$ and providing US$20 billion in financing. This support proved decisive in preserving the FX regime. Starting in 2026, the FX bands will be adjusted based on monthly inflation with a two-month lag.

Given limited access to international capital markets, the Treasury continued to repay obligations to creditors. Consolidated gross national debt declined from 169% of GDP in December 2023 to 79% in October 2025, while foreign-currency debt with private creditors fell from 40% to 16% over the same period. These repayments were supported by record foreign currency purchases by the Central Bank (US$22 billion over two years) and the Treasury (US$1.5 billion), as well as by an increase in gross reserves, which rose to US$41.2 billion from US$23 billion in December 2023. However, net reserves remained negative at -US$15.5 billion, compared with -US$8.5 billion in December 2023. During 2025, the Central Bank eliminated interest-bearing liabilities (monetary issuance), and the Treasury canceled non-transferable notes, strengthening its balance sheet and generating a crowding-in effect that boosted private-sector credit from 5% to 11% of GDP.

The current account posted a cumulative deficit of US$10 billion through the third quarter of 2025, compared to a surplus of US$5 billion in the same period of 2024. While the goods trade balance recorded a surplus driven by record exports, partially offset by higher imports, deficits in services and income resulted in an overall negative balance. In the trade balance, the energy sector stands out with a surplus of US$7.8 billion, supported by all-time highs in gas and oil production driven by the development of Vaca Muerta.

The Argentine corporate sector increased its access to international markets, with issuances exceeding US$9.3 billion. Among them, Pampa reopened its 10-year bond for US$340 million and issued a new bond with a record 12-year tenor for US$450 million, while TGS issued a 10-year bond for US$500 million. In addition, the VMOS oil pipeline secured a US$2 billion cross-border loan, the largest amount ever granted for a project in the country, in which Pampa holds a 10.2% stake.

Finally, after two years, the National Congress approved the 2026 budget, representing an institutional step forward that, among other aspects, authorizes the Treasury to resume financing in international capital markets.

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3.	Corporate governance

At Pampa, we consider that the best way to preserve and protect our investors is by adopting and implementing the highest corporate governance standards. This approach has solidified our position as one of the most reliable and transparent companies in the market. We work continuously to incorporate the above-mentioned practices, aligning them with international trends and current local and foreign regulations.

In this sense, Pampa is a member of the +GC Panel, sponsored by ByMA, which brings together BYMA-listed companies with single-vote shares that are committed to best practices in good governance and corporate transparency, going beyond regulatory requirements. Pampa adheres to all these practices, which align with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD), adopted by the G20 and periodically reviewed to ensure compliance.

Further details on Pampa’s corporate governance practices are available in Appendix I of this Annual Report, which includes the corporate governance report required under the Code as per Section 1, Title I, Chapter I, Part IV of the CNV Rules, restated in 2013 and amended by CNV General Res. No. 797/19.

3.1	Our shareholders

As of December 31, 2025, Pampa’s capital stock consisted of 1,343,600,101 common shares, each with a par value of AR$1 and granting the right to one vote. The following table shows information on Pampa’s common shareholdings:

Holders as of December 31, 2025	In million		% of issued capital stock	% of outstanding capital stock
	Shares	ADR
Management[1]	300.3	12.0	22.0%	22.3%
Free float on NYSE and ByMA	1,059.3	42.4	77.7%	77.4%
Employee stock-based compensation plan	3.9	0.2	0.3%	0.3%
Issued capital	1.363,5	54.5	100.0%
Outstanding capital	1,343.6	53.7		100.0%

Note: Figures are rounded, so the total may not equal the sum of the figures. 1 Direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the ByMA, participates in the S&P MerVal and the Sustainability (non-traded) indexes, and is a member of the +GC Panel. Moreover, Pampa has a Level II ADS program listed on the NYSE, where each ADS represents 25 common shares.

Minority shareholder protection

Pampa’s Bylaws include specific measures to protect minority shareholders:

•	A single class of shares granting equal economic and political rights.
•	Special majority of up to 66.6% of the votes is required to amend specific clauses of the Bylaws.
•	The possibility of convening a shareholders’ meeting upon the request of shareholders representing at least 5% of the capital stock.

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3.2	Pampa’s corporate bodies

Board of Directors

Under the ABOL, the CMA, and Pampa’s Bylaws, decision-making within the Company is vested in the Board of Directors. The Board consists of ten regular directors and an equal or smaller number of alternate directors, as determined by the Shareholders’ Meeting, of whom a percentage will be independent in accordance with the independence criteria set out in the CNV rules. All our directors are elected for a term of three years and may be re-elected indefinitely, subject to any restrictions arising from CNV’s independence standards. The expiration and renewal of terms of office are made on a partial and staggered basis each year, with the election of three directors for two consecutive years and four directors the following year. Currently, Pampa’s Board is composed of:

Name	Position	Independence	Term-expiration *
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2026
Gustavo Mariani*	Vice-chairman	Non-Independent	12/31/2025
Ricardo Alejandro Torres*	Director	Non-Independent	12/31/2025
Damián Miguel Mindlin	Director	Non-Independent	12/31/2026
Nicolás Mindlin	Director	Non-Independent	12/31/2026
Silvana Wasersztrom*	Director	Independent	12/31/2025
Carolina Zang	Director	Independent	12/31/2027
Julia Sofía Pomares	Director	Independent	12/31/2027
Gabriel Szpigiel	Director	Independent	12/31/2027
Daniela Rivarola Meilan	Director	Independent	12/31/2027
Horacio Jorge Tomás Turri*	Alternate Director	Non-Independent	12/31/2025
María Agustina Montes*	Alternate Director	Non-Independent	12/31/2025
Mauricio Penta	Alternate Director	Non-Independent	12/31/2026
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2027
Clarisa Diana Lifsic	Alternate Director	Independent	12/31/2027
Clarisa Vittone	Alternate Director	Independent	12/31/2026
María de Lourdes Vázquez	Alternate Director	Independent	12/31/2026
Flavia Vanesa Bevilacqua	Alternate Director	Independent	12/31/2027
María Carolina Sigwald	Alternate Director	Non-Independent	12/31/2027
Lorena Rappaport	Alternate Director	Independent	12/31/2027

Note: *They will be in office until their reelection or the election of their substitute.

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Our senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice-president and CEO
Ricardo Alejandro Torres	Executive vice-president
Damián Miguel Mindlin	Executive vice-president
Nicolás Mindlin	Executive vice-president
Horacio Jorge Tomás Turri	Executive vice-president and executive director of oil and gas
Adolfo Zuberbühler	Executive director of finance (CFO)
María Carolina Sigwald	Executive director of legal affairs
Mauricio Penta	Executive director of administration, IT and supply

Supervisory Committee

The Supervisory Committee‘s primary responsibility is to exercise statutory control over the Board’s compliance with the provisions of the ABOL, the Bylaws, and their regulations, if any, and with the decisions adopted at Shareholders’ Meetings, without intervening in operational management or the merits of decisions adopted by the directors.

Our Bylaws provide that the Supervisory Committee shall be composed of three regular members and three alternate members, all appointed by our shareholders and who shall be lawyers or certified accountants. Members serve for a term of three fiscal years. The current composition is as follows:

Name	Position	Term expiration
José Daniel Abelovich	Statutory Auditor	12/31/2026
Roberto Antonio Lizondo	Statutory Auditor	12/31/2026
Tomás Arnaude	Statutory Auditor	12/31/2026
Martín Fernández Dussaut	Alternate Statutory Auditor	12/31/2026
Noemí Ivonne Cohn	Alternate Statutory Auditor	12/31/2026
Germán Wetzler Malbrán	Alternate Statutory Auditor	12/31/2026

Audit Committee

Under Section 109 of the CMA, Pampa has an Audit Committee composed of three regular members and one alternate member, all of whom are independent, as per CNV rules, and have professional experience in financial, accounting, legal and/or business matters.

Following the applicable legislation and its own internal regulations, the Audit Committee has, among others, the following duties:

i.	Supervising the operation of internal control and administrative/accounting systems and the reliability of the latter and of all financial information or any other noteworthy events that may be disclosed to the CNV and the markets.
ii.	Rendering an opinion on any Board proposal appointing external auditors to be hired by the Company and ensuring their independence.

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iii.	Reviewing the plans sent by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS. The Committee may determine objective indicators to assess the external auditor’s performance, commitment, efficiency and independence.
iv.	Supervising the implementation of risk management reporting policies.
v.	Providing the market with complete information on transactions involving potential conflicts of interest with members of corporate bodies or controlling shareholders.
vi.	Rendering its opinion on remuneration and stock options plans’ proposals for the Company’s directors and managers drawn up by the Company’s Board.
vii.	Rendering its opinion on compliance with legal requirements and the reasonableness of conditions for the issuance of shares or convertible securities in case of capital increases, with the exclusion or limitation of preemptive rights.
viii.	Issuing a well-founded opinion on related-party transactions in the cases established by legislation and disclosing it in compliance with the law in case there is an actual or alleged conflict of interest within Pampa.
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues.
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.
xi.	Fulfilling all obligations imposed in the Bylaws, as well as laws and regulations binding on the Company.
xii.	Ensuring compliance with applicable standards of conduct.
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit this action plan within 60 calendar days from the beginning of the fiscal year.

Pampa’s Audit Committee is composed as follows:

Name	Position	Independence
Gabriel Szpigiel	Chair	Independent
Carolina Zang	Vice president	Independent
Silvana Wasersztrom	Regular member	Independent
Clarisa Diana Lifsic	Alternate member	Independent
3.3	Corporate governance policies

Integrity Program – Law No. 27,401

Pampa fully complies with the Legal Entities’ Criminal Liability Law. To this end, it implements internal actions, mechanisms, and procedures that support our Integrity Program, which aims to prevent, detect, and correct irregularities and illicit acts typified in said law. The Program is periodically reviewed by the Board, including the identification of possible improvements. The internal audit department is responsible for the program and oversees its development, coordination, and supervision.

Code of Conduct

Pampa has a Code of Conduct approved by the Board that guides honest decision-making in day-to-day activities and in addressing challenges. The Code promotes relationships based on the principles of excellence with our customers, suppliers, teammates, shareholders, authorities, intermediaries, and the community.

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Ethics Committee

We have a consultation body on the Integrity Program. Its main responsibilities include providing guidance on the Code of Conduct, supervising cases received through the Ethics Hotline, and rendering opinions on disciplinary actions and conflicts of interest. This committee is composed of the Human Resources, Legal and Audit Departments, under the supervision of the CEO, and is accessible by direct contact or e-mail at etica@pampa.com.

Ethics Hotline

Pampa offers the Ethics Hotline, an exclusive channel for reporting suspected irregularities or breaches of the Code of Conduct on a strictly confidential basis. The line is operated by an external provider offering different reporting channels (website, chat, toll-free telephone line or e-mail), thus ensuring transparency. It also has a procedure for handling complaints that describes the process from the receipt of an objection through the investigation’s conclusion and the potential application of corrective actions. The Audit Committee supervises the channels’ operations and the resolution of complaints within its authority.

Policy against fraud, corruption and other irregularities

This policy reinforces ethics and transparency as essential behaviors for conducting Pampa’s business and prohibits fraud, corruption, and other misconduct. It also sets Pampa’s stance on preventing corruption and other irregular conduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. This policy also contemplates the obligation to report any actual or suspected violation of laws and/or regulations, and the prohibition on retaliation against anyone who files a report in good faith or refuses to participate in acts of corruption.

Policy on best security market practices

This policy regulates the purchase and sale of Pampa and/or its affiliates’ marketable securities to ensure transparency and prevent the improper use of material non-public information. It applies to all Pampa’s and its subsidiaries’ staff, including Board and Supervisory Committee members and Senior management lines.

Policy on related-party transactions

In line with the CMA, the policy establishes that all relevant transactions carried out by Pampa with individuals and/or legal entities deemed ‘related parties’ must be authorized and controlled by the Board and the Audit Committee, as appropriate, in coordination with Pampa’s executive legal affairs department.

Board of directors’ self-assessment questionnaire

The Board conducts an annual management self-assessment, completed individually by each Board member, to identify areas for performance improvement. The executive legal affairs department is responsible for analyzing and filing the questionnaires.

Policy on relevant information disclosure

This policy regulates processes for publishing relevant information in compliance with the regulatory requirements of the stock exchanges where Pampa’s securities are traded or in which Pampa is a registered issuer.

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Integrated management policy

This policy promotes our businesses’ sustainable development by incorporating efficient energy and resource use, the reliability and integrity of our facilities and operations, and optimized asset management. It includes ten management principles that guide its simple, agile implementation and strengthen Pampa’s culture.

Dividend Policy

This policy sets out guidelines for balancing dividend distribution with investment plans, providing clarity, transparency, and consistency so shareholders can make informed decisions in line with the Company’s Bylaws and current regulations.

Compensation Policy

This policy establishes general rules for determining the composition, updating, and handling of directors’ compensation and expense reimbursement. The Compensation Committee reports to Pampa’s Board and is exclusively made up of three regular members and an equal or smaller number of alternate independent members. Its composition is as follows:

Name	Position	Independence
Gabriel Szpigiel	Chair	Independent
Silvana Wasersztrom	Regular member	Independent
Carolina Zang	Regular member	Independent
Clarisa Lifsic	Alternate member	Independent

Nomination Policy

This policy establishes independence, diversity and competence criteria applicable to Board nominees, whether proposed by the Board itself or by the shareholders, to be presented at the shareholders’ meeting. The Nomination Committee, which assists the Board and the shareholders’ meeting in the Board members’ nomination and appointment process, is composed of three regular members and an equal or lower number of alternate members, and its Chair must be independent. Its composition is as follows:

Name	Position	Independence
Silvana Wasersztrom	Chair	Independent
Gustavo Mariani	Regular member	Non-independent
Gabriel Szpigiel	Regular member	Independent
María Carolina Sigwald	Alternate member	Non-independent
Clarisa Lifsic	Alternate member	Non-independent

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4.	The Argentine oil and gas market
4.1	Hydrocarbon exploration and exploitation[1]

The Argentine energy matrix

Natural gas and oil constitute the main resources in the national primary energy matrix. The following chart illustrates the matrix as of December 31, 2024 (last available information):

2024 Argentine energy matrix

100% = 83 million tons of oil equivalent

Note: It excludes other primary sources, resulting in a 5.2% figure. Source: SE.

Natural gas

In 2025, total net natural gas production amounted to 137 mcmpd, a 6% increase compared to 2024. This increase is explained by growth in the Austral (+4 mcmpd) and Neuquina Basin (+3 mcmpd).

Total demand grew by 3% year-on-year to 141 mcmpd, mainly due to higher industrial demand (14% year-on-year) and a slight increase in power plants’ gas consumption, partially offset by lower GNC and residential demand due to milder weather. Natural gas imports declined sharply by 44% year-on-year, supported by new evacuation capacity from Vaca Muerta and the reversal of the Northern gas pipeline. Lower imports from Bolivia (from 3.3 to 0.6 mcmpd on average in 2025) and reduced LNG injections (from 4.5 to 3.6 mcmpd on average in 2025) were recorded. In contrast, exports to Chile increased by 13% to 7.3 mcmpd, representing 5% of total production in 2025.

As of December 31, 2024, the country’s natural gas reserves and resources totaled 2,258 billion m3, a 23% increase vs. 2023. Of the total, 24% were proven reserves, and 83% came from unconventional formations.

1 For further information on the assets under this segment, see section 6.1 of this Annual Report.

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Evolution of natural gas production, reserves and resources*
In billion m3, 2012-2025

Note: * There is no information on reserves and resources for 2025. Source: SE.

Crude oil

In 2025, total oil production reached 794 kbpd, a 13% increase vs. 2024 and the highest since 1999. This growth was led by the Neuquina Basin, where production increased by 21% year-on-year following the expansion of evacuation capacity from Vaca Muerta in the Oldelval and OTASA systems. Out of total production, 74% came from the Neuquina Basin (584 kbpd), 23% from the Golfo San Jorge Basin (182 kbpd, -4% vs. 2024) and the remainder from the Cuyana, Austral and Noroeste Basins (27 kbpd, –7% vs. 2024).

Evolution of oil production, reserves and resources*

In million boe, 2012-2025

Note: * There is no information on reserves and resources for 2025. Source: SE.

Domestic refining increased by 4% year over year, with a total processed volume of 540 kbpd. This rise was mainly driven by higher production from the Neuquina Basin (363 kbpd, +6% year-on-year) and Golfo San Jorge Basin (162 kbpd, +1% vs. 2024), while other basins contributed 15 kbpd (–21% year-on-year).

As of December 31, 2024, the country’s total oil reserves and resources increased 26% to 13,267 million bbl, of which 23% were proven, and 78% were unconventional reserves.

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The Argentine Hydrocarbons Law

Hydrocarbons Law No. 17,319, amended in October 2014 (Law No. 27,007) and updated on July 8, 2024 (Law No. 27,742 or Bases Law), establishes a regulatory framework to promote the exploration, exploitation and commercialization of conventional and unconventional hydrocarbon resources. Its pillars include the flexibilization of permit terms, onshore and offshore unconventional hydrocarbon exploration and exploitation concepts, investment incentives and exports not subject to internal supply considerations, among others.

Unconventional hydrocarbons exploitation

The Law conferred legal status to the ‘Hydrocarbons Unconventional Exploitation Concession’ concept created by DNU No. 929/13 for the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or characterized by the presence of low permeability rocks.

Holders of hydrocarbon exploration permits and/or exploitation concessions may request an unconventional exploitation concession from the enforcement authority until December 31, 2028. This application must include the development of a pilot plan for the field’s commercial exploitation, and adjacent unconventional blocks may be unified, provided geological continuity is demonstrated.

Unconventional hydrocarbons exploitation concession (CENCH) in the Province of Neuquén

The Ministry of Energy and Natural Resources of the Province of Neuquén set certain parameters for granting a CENCH (Res. Nos. 53/20 and 142/21, ratified by Provincial Executive Order No. 2,183/21).

Companies are required to submit annual development plans for up to five years, demonstrating their technical and economic feasibility, along with additional parameters related to operations, actual productivity assessments, costs and investment commitments. Once the request is filed, a block extension bond payment is incorporated. Its value will be associated with the resources expected to be recovered in the block, considering the average price over the last 2 years.

Terms for concessions and permits

The terms for the exploration permits will be established in each call for tenders issued by the enforcement authority according to the exploration’s target: (i) conventional exploration, divided into two 3-year periods, plus an optional extension of up to 5 years (maximum 11 years); (ii) unconventional exploration, divided into two 4-year periods, plus an optional extension of up to 5 years (maximum 13 years); and (iii) onshore and offshore exploration, divided into two 3-year periods, plus an optional extension of one year each.

Upon expiration of the basic term’s first period, the permit holder will decide whether to continue exploring the block or entirely relinquish it to the Government. The originally granted block may be kept, provided permit obligations are met. If the exploration permit holder exercises the right of extension upon the basic term’s expiration, the relinquishment will be limited to 50% of the remaining block. In exploitation concessions, terms run as from the date of the granting Res.: (i) conventional exploitation, 25 years; (ii) unconventional exploitation, 35 years; and (iii) onshore and offshore exploitation, 30 years.

Exploitation concessions granted before the Bases Law’s enactment will continue being governed by the established terms until expiration. After that, they may not be awarded without a new tender process. Under the new concessions, the above-mentioned terms remain in place, and the authority may, in its discretion, extend them for up to 10 additional years.

Awarding of blocks

Law No. 17,319, amended by Laws No. 27,007 and 27,742, proposes model tender specifications drawn up by the SE and the provincial authorities, establishing the conditions, guarantees, and minimum investments to which tenders must conform. It also establishes adjustment mechanisms for royalties that may consider investments made, income earned, and operating expenses, among other variables. The evaluation of tenders will consider the project’s total value, and tenderers will compete for royalties, with a base rate of 15% plus a percentage of their choice, which may even be negative.

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Levy and royalties

Levy values per km2 or fraction will be paid annually in AR$ and in advance by the permit holder, adjusted in accordance with the average Brent crude oil barrel price. The amount equals 0.50 bbl of oil per km2 in the first period and 2 bbl of oil per km2 in the second period. In extensions, the levy is equivalent to 15 bbl of oil per km2 in AR$.

Royalties are the only production-based income mechanism that the granting jurisdictions will receive monthly, and they are set as a percentage during the awarding process. Contracts before the Bases Law range from 12% to 15%, as agreed with the PEN or Province, and may be reduced to 5% depending on the wells’ productivity, conditions and location.

Transport and processing

The Bases Law replaces concessions with transportation concessions, granted and extended for the same term as the originating exploitation concession. After these terms’ expiration, the facilities will be transferred to the Federal or Provincial Government, as applicable, without any charges or encumbrances. Previous concessions will be governed by the terms and conditions under which they were awarded.

Moreover, the Bases Law enables the grantor to issue authorizations to process hydrocarbons and derivatives, and to construct and operate natural gas conditioning, separation, and liquefaction plants, as well as the necessary facilities, without being linked to an exploitation concession. Holders of processing projects and/or facilities may request an indefinite-term transportation authorization to and from their facilities. Holders authorized before the Bases Law will not be required to apply for the reconversion of the granted authorizations (DNU No. 1,057/24).

Authorizations for underground natural gas storage

Under the Bases Law, the PEN may authorize the underground storage of gas in depleted natural hydrocarbon reservoirs to any subject who (i) meets technical experience and financial capacity requirements, (ii) has the consent of the holder of the exploration permit and/or exploitation concession where the reservoir is located, and (iii) builds the necessary facilities.

These authorizations will be granted for an indefinite term, and holders of storage authorization may apply for transportation to and from their facilities to the transportation system. Exploitation bonds and similar payments will be made. Likewise, stored natural gas will only pay royalties when first marketed.

Hydrocarbon export and import

The Bases Law establishes that international hydrocarbon trade will be free and unobjectionable by the SE, except during the 30 administrative working days following the exercise of the export right, founded on domestic supply security.

Uniform legislation

The Bases Law empowers the PEN to draw up, with the provinces’ agreement, harmonized environmental legislation primarily aimed at applying the best international environmental management practices in hydrocarbon exploration, exploitation, and/or transportation activities, and at achieving the activity’s development with proper environmental care.

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Extension of RIGI and inclusion of upstream hydrocarbons

On February 19, 2026, the DNU No. 105/26 extended the deadline to adhere to RIGI until July 8, 2027, and incorporated hydrocarbon production in greenfield blocks within the eligible sectoral scope. Only new projects qualify for the regime, including hydrocarbon exploration and production, as well as the development of related treatment, storage, and transportation infrastructure. A minimum investment requirement of US$600 million was set for onshore developments and US$200 million for offshore projects.

Where RIGI and non-RIGI activities coexist within the same block, beneficiaries must ensure strict financial and corporate ring-fencing, as well as production traceability through separate measurement systems. These activities must be conducted through a dedicated legal vehicle exclusively holding the assets, rights, and operations.

Regulations in the gas market

Plan Gas

Created in 2020, Plan Gas promoted Argentine natural gas production and managed the impact of gas costs on the Priority Demand tariff through tendering long-term supply agreements (DNU No. 892/20). Initially, the term for onshore production was 4 years, with an additional 4 years for offshore production from January 2021. Later, the term was extended until December 31, 2028, for the volumes awarded under rounds 1 and 3 (DNU No. 730/22).

Agreements were executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and a quarterly ToP for gas distributors and ENARSA. The following seasonal adjustment factors are applied to the awarded price: 0.82 in the summer period (October – April) and 1.25 (May -September). CAMMESA and ENARSA pay the price awarded in the tender. Distributors pay the amount under the current tariff scheme, with the difference compensated by the Federal Government, guaranteed through tax credit certificates. Pampa’s awards under each round are detailed below:

Round	Type of delivery	Volume in million m3 per day	Price in US$/MBTU	Expiration
1 & 4.1	Annual flat	4.90	3,60[1]	December 2028
3 & 4.1	Annual flat	2.00	3,347[1]	December 2028
4.2	Annual flat	4.80	3,485[1]	December 2028
5.2 Northwest	Monthly variable	13.5 – 70.5 thousand m3/day	6-9,8[2]	December 2028

Note: 1 A seasonal adjustment factor is applied. 2 Prices start at US$9.8/MBTU and drop to US$6/MBTU in 2028.

Plan Gas contracts pass-through

In December 2025, the SE established guidelines for the pass-through of Plan Gas volumes by producers holding GSAs with CAMMESA and/or ENARSA, in line with Res. SE No. 400/2025 (Res. No. 501/25). On December 12, 2025, Pampa requested CAMMESA to assign up to 4.9 mcmpd of gas corresponding to Round 1, together with the full volumes awarded under Round 3. On December 30, CAMMESA, in its capacity as operator of thermal generation units in the WEM, approved the request.

Furthermore, the SE introduced amendments to the Plan Gas GSA applicable to producers that agree to pass through supply contracts with ENARSA, as offtaker, to distribution companies and CAMMESA (Res. No. 606/25). ENARSA will define and oversee the procedures and volume allocation.

Producers adhering to this scheme will receive 90% of the Government compensation, subject to the submission of an affidavit. The resolution also reduces injection commitments and eliminates the quarterly reporting requirement on investment plan progress (Res. SE No. 36/26). Pampa is currently assessing the implications of this resolution.

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Natural gas for the residential segment

Priority Demand and the Emergency Executive Committee (CEE)

In June 2016, CEE criteria were established to ensure the Priority Demand’s supply in the event of operational emergencies (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for dispatch administration in the CEE was approved (ENARGAS Res. No. 4,502/17). If the CEE does not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities and deducts the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching each producer/importer’s proportional quota in the Priority Demand.

Natural gas prices within the PIST

As of January 2021, gas volumes for Priority Demand are contracted under Plan Gas. Gas distributors pay the price stated in the effective tariff scheme, and the Federal Government offsets the difference with Plan Gas’s awarded price. ENARSA pays 100% of the Plan Gas awarded price.

Regarding subsidies granted directly to residential users under the social tariff, as of February 1, 2025, ENARGAS established that such compensation will be received directly by natural gas producers and deducted from the invoices issued to distributors (Res. No. 125/25).

Natural gas for power plants2

Since the end of 2019, power plants’ fuel supply has been centralized with CAMMESA, except for generators with PPAs under Energía Plus and SEE Res. No. 287/17 (MDP Res. No. 12/19). CAMMESA carried out calls on an interruptible basis to cover its monthly consumption, and most gas has been supplied under Plan Gas since 2021. Generators under Energía Plus and SEE Res. No. 287/17 PPA could assign natural gas operation and transportation to CAMMESA. Pampa opted into this scheme. In addition to Plan Gas, CAMMESA held supplemental auctions with a maximum price equal to the Plan Gas price and a 30% DoP, for marginal volumes. Likewise, CAMMESA’s dispatch prioritized compliance with the gas import contracts from Bolivia executed by ENARSA and with the commitments under Plan Gas (Res. SE No. 354/20).

However, on January 28, 2025, the SE repealed this dispatch regime and, as of March 1, 2025, authorized the recognition of fuel costs based on reference prices and declared and accepted CVP, including freight, natural gas transportation and distribution, taxes, and fees.

With the entry into force of Res. SE No. 400 and 501/25, the natural gas supply scheme for power plants has become more flexible, allowing generators greater direct management. This new framework includes a transitional stage in which CAMMESA may continue to supply fuel under specific circumstances, gradually moving toward a model in which generators assume full responsibility for gas procurement and transportation capacity. CAMMESA will act as the last resort supplier until 2029, when comprehensive fuel management will become the generators’ responsibility.

In addition, CAMMESA will continue to centralize fuel management for PPAs under Res. SE No. 220/07, 21/17, and 287/17. In 2025, Pampa self-supplied natural gas to CTLL and CTGEBA.

Natural gas export

In April 2021, a procedure was established to authorize natural gas exports on a firm and preferential basis for Plan Gas awardees during the summer period, with the option to extend it to the winter period in case of oversupply at a specific basin, subject to the applicable authority’s prior approval (Res. SE No. 360/21). In November 2022, exports were authorized on a firm basis in winter, prioritizing producers with competitive prices and/or a higher contribution under Plan Gas (DNU No. 730/22). In addition, the SE established amendments, such as (i) export limitations per producer to a maximum of 30% of the authorized volume per basin or 50% of the commitment under Plan Gas, (ii) quotas per basin for firm exports, (iii) the exported volume will be deductible from the Plan Gas summer commitment, and (iv) the minimum price will be the higher between a Brent percentage and the Plan Gas price with the adjustment factor (SE Res. No. 774/22).

2 For further information, see sections Fuel supply and consumption in section 5.1 of this Annual Report.

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On July 8, 2024, the Bases Law provided for the free sale unobjectionable by the SE, requiring Res. SE No. 360/21’s readjustment. This regulation is still pending.

LNG exports

The Bases Law establishes a special LNG export regime for entities that produce, process, refine, market, store, and/or fractionate hydrocarbons and/or their derivatives, without objection from the SE, within 120 administrative working days from the presentation of the export notification.

LNG export authorizations will be firm sales for up to 30 years from the commissioning of the liquefaction plant or its expansions. The SE will evaluate the long-term availability of gas resources to supply domestic demand at least every five years, or when a new LNG export request warrants it based on its scale, terms, or investment amounts (DNU No. 1,057/24). On April 4, 2025, the SE approved the LNG export procedure (Res. No. 145/25).

Liquid hydrocarbon export duty

As of May 2020, export duties are exempted provided the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when the Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2025, the rate remained at 8%.

Export Growth Program (‘PIE’)

In October 2023, Pampa adhered to the regime that allowed hydrocarbon exporters to partially settle their exports at the differential blue-chip swap rate, with the remainder settled at the official FX (DNU No. 576/22). However, as of April 14, 2025, the PIE was terminated, establishing that 100% of export proceeds must be settled in the Single and Free Foreign Exchange Market (MULC) (DNU No. 269/25).

Regulations in the oil market

No domestic reference price has been established for crude oil sales as of this date. During 2025, refining companies validated prices at export parity.

4.2	Midstream[3]

Regulations in gas main pipeline transportation - TGS’s tariff situation

TGS makes significant investments in the operation of gas pipelines to guarantee the service’s quality, safety and reliability. These investments require natural gas transportation tariffs determined based on prudent and efficient economic operation, with adequate remuneration of capital.

On January 14, 2025, ENARGAS called for a public hearing, held on February 6, 2025, to consider the RQT and the tariff adjustment methodology, among other matters. TGS submitted its 2025–2029 operating and investment plan, its regulatory asset base, and its proposed rate of return (WACC), together with alternatives for periodic tariff updates.

On April 30, the conditions concluding the RQT process were published, effective from May 2025 through 2030 (Res. ENARGAS No. 256/25). Said Resolution established the capital base as of December 31, 2024, and a real rate of return on capital of 7.18%, after taxes, among other matters. The initial tariff schedule includes a 3.67% increase to the April 2025 schedules, applicable from May and spread over 31 consecutive monthly installments. In addition, a five-year investment plan totaling US$306 million was approved, and a periodic adjustment mechanism was established based on monthly cost variations, using a 50% PPI and 50% CPI formula.

3 For further information, see sections 6.2 about Oldelval and 6.4 about TGS of this Annual Report.

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During 2025, TGS recorded cumulative tariff increases of 24.0%. In addition, in 2026, it received increases of 2.4% in January and 2.9% in February.

TGS license renewal

TGS’s license to operate the natural gas transportation system will expire in December 2027. On September 8, 2023, TGS requested ENARGAS to initiate the renewal process. The original contract provided for a 10-year extension, but the Bases Law, approved in July 2024, allows a 20-year extension.

On June 13, 2024, ENARGAS issued a favorable technical and legal report, highlighting TGS’s compliance with its obligations and authorizing ENARGAS to hold a non-binding public hearing on October 21, 2024 and to submit his recommendation to the PEN, formalized on July 24, 2025, which provided for the extension of the transportation license for 20 years as from its expiration in December 2027 (DNU No. 495/25).

GPM’s private initiative project

In June 2024, TGS submitted to the Federal Government a private initiative proposal on the GPM and an investment commitment in the regulated system, aiming to substitute gas oil and LNG imports with gas from Vaca Muerta, guaranteeing domestic supply and FX savings for the country. The private initiative proposal, declared of public interest in December 2024 (DNU No. 1,060/24), envisages the expansion of GPM’s transportation capacity from 21 mcmpd to 35 mcmpd under the RIGI and as provided in the Hydrocarbons Law.

On February 25, 2025, the MECON delegated to the SE and ENARSA the responsibility for conducting the tender process (Res. No. 169/25). On March 28, the SE approved the bidding documents and the guidelines for the commercialization of GPM’s incremental capacity and the final loops of the regulated system operated by TGS. On May 28, ENARSA formally launched the tender. Bids were submitted on July 28, 2025, with TGS as the sole bidder. On October 20, the SE notified the award, and TGS submitted the corresponding guarantees (Res. No. 397/25). Finally, on October 26, TGS requested that the private initiative adhere to the RIGI, which remains pending approval as of today.

The private initiative project contemplates the installation of three new compressing plants and 90,000 HP of additional power, enabling an increase of 14 mcmpd in the GPM’s transportation capacity. The works must be completed before April 30, 2027, and the estimated investment is US$560 million. Additionally, TGS expects to invest approximately US$220 million to expand transportation capacity by 12 mcmpd in the final loops of the regulated system by incorporating an additional 15,000 HP, to be repaid through the regulated tariff.

For the operation and maintenance of the GPM, a contract between ENARSA and TGS is envisaged, with the allocation of reserved capacity as consideration. Under this scheme, TGS will receive from shippers the price offered in the tender, thereby recovering the related investments and operating expenses.

Regulations in the LPG business

Household Gas Bottles’ Program

Since 2015, TGS has participated in the Household Gas Bottles’ Program, which establishes production and trade quotas for bottled LPG for low-income users (DNU No. 470/15, as amended).

On January 22, 2025, the SE ordered the elimination of subsidies and set the export parity price as the maximum sale price (Res. No. 15/25). On July 3, 2025, further progress was made toward liberalizing the producer sale price, while maintaining the obligation to supply the domestic market (DNU No. 446/25).

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Propane for Grids Agreement

On September 22, 2025, TGS signed a new Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids. The agreement establishes the compensation calculated as the difference between the sale price and the export parity published monthly by the SE. The Federal Government will pay the compensation through tax credit certificates, which are only applicable to the cancellation of hydrocarbon export duties.

The agreement was in force from January 1 to December 31, 2025, and experienced significant delays in collections. However, on December 26, the SE requested that producers continue supplying under the same terms until a new agreement is executed.

Export duty

As with hydrocarbon exports, as from May 2020, export duties are exempted as long as the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when the Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2025, the rate remained at 8%.

Regulations in oil transportation4

In November 2022, the SE launched the tariff update process. In 2023 and 2024, Oldelval submitted the requested information, and in July 2024, SE conducted its audit. As a result, the new maximum tariff scheme entered into force on June 12, 2025, applicable for the 2025–2029 five-year period (Res. SE No. 256/25).

Separately, on September 14, 2022, the SE granted the concession extension and its Medanito–Puesto Hernández expansion through November 14, 2037. In 2022, Oldelval tendered firm transportation capacity on the Allen–Puerto Rosales pipeline, within the framework of the Duplicar Project, for more than 314 kbpd, through contracts effective until the end of the concession. Construction of the Duplicar Project was completed in March 2025, with Pampa being awarded 6 kbpd of transportation capacity.

4 For further information on the assets under this segment, see section 6.1 on Oldelval and VMOS of this Annual Report.

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5.	The Argentine electricity market
5.1	Power generation[5]

Electricity consumption increased slightly by 0.7% in 2025, reaching 141,249 GWh, explained by 2% and 1% increases in the industrial and retail demand, respectively, partially offset by a 3% decline in demand from large users within the distribution segment. The following chart shows the breakdown of electricity consumption in 2025 by type of customer:

Electricity demand by type of customer

Source: CAMMESA.

Peak power capacity records

	2017	2018	2019	2020	2021	2022	2023	2024	2025
Capacity (MW)	25,628	26,320	26,113	25,791	27,088	28,283	29,105	29,653	30,257
Date	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6	Mar-13	Feb-1	Feb-10
Temperature (°C)	27.7	30.2	34.0	29.5	31.7	29.0	31.0	31.5	31.1
Time	14:25	15:35	14:25	14:57	14:28	14:43	15:28	14:48	14:47

Source: CAMMESA.

Evolution of the electricity supply

Power generation grew by 0.5% in 2025, reaching 142,267 GWh, driven by strong growth in renewable sources, which rose by 17%, and, to a lesser extent, by higher nuclear generation, which increased by 3%. These variations were partially offset by a 10% decline in hydroelectric generation, net of pumping.

The grid remained reliant on thermal generation, which recorded a slight year-on-year decrease of 0.2% and continued to use natural gas as its primary fuel, supplemented by liquid fuels (GO and FO) and coal. Thermal generation accounted for 53% of total energy output (75,225 GWh), followed by hydroelectric generation net of pumping (29,622 GWh, 21%), renewables (26,659 GWh, 19%), and nuclear (10,761 GWh, 8%).

Although for the fourth consecutive year the SADI was a net energy importer, in 2025 imports declined by 8% to 4,304 GWh, while exports decreased by 48% to 509 GWh. SADI losses also fell by 5% to 4,813 GWh. The following chart shows the evolution of electric power generation by type of technology:

5 For further information on the assets under this segment, see section 6.2 of this Annual Report.

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Generation by type of power plant

In % and TWh, 2015-2025

Note: It includes WEM and the Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

Argentina’s generation capacity grew by 826 MW, reaching a total of 44,177 MW as of December 2025, mainly from the commissioning of renewable units (+1,006 MW) and 13 MW of thermal additions, offset by the decommissioning of obsolete units (-194 MW). The following table summarizes the incorporation of new power units in 2025:

Region	Technology	Capacity (MW)
Buenos Aires	Wind	115.4	115.4
Center	Solar	72	72
Cuyo	Solar	519.7	519.7
Greater Buenos Aires	Diesel engine	2.9	2.9
Litoral	Diesel engine	10	10
Northeast	Biogas	37	220
	Biomass	3
	Solar	180
Northwest	Wind	56.8	75.8
	Solar	19
Patagonia	Wind	4.5	4.5
Total			1,020.3
Thermal			1%
Renewable			99%

Source: CAMMESA and Pampa Energía’s analysis.

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The composition of Argentine installed power capacity as of December 31, 2025, is shown below:

2025 Argentine installed power capacity
100% = 44.2 GW

Source: CAMMESA.

Fuel supply and consumption6

Commercial management and fuel supply for power plants were centralized in CAMMESA, except for generators with PPAs under Energía Plus and SE Res. No. 287/17 (MDP Res. No. 12/19). Since January 2021, with the implementation of Plan Gas (SE Res. No. 354/20) and the transfer of gas and its transportation by exempted generators to CAMMESA, thermal dispatch prioritized units supplied with gas imported from Bolivia under a ToP condition, followed by those supplied by Plan Gas according to their efficiency and, finally, units that had assigned gas to CAMMESA.

This framework began to change on January 28, 2025, when the SE repealed Res. SE No. 354/20, effective as from February 1, 2025, and authorized generators to directly manage fuel supply for spot units, as from March 1, 2025 (Res. SE No. 21/25).

On November 1, 2025, new guidelines for the WEM’s normalization were established, introducing a gradual transition toward a decentralized fuel-supply scheme (Res. SE No. 400/25). Generators will progressively assume full responsibility for fuel sourcing, and, from 2029, the management must be fully autonomous. Generators must provide their own alternative fuels, such as fuel oil and gas oil. For natural gas, thermal generators may choose between: (i) self-procurement, or (ii) contracting through CAMMESA while the Plan Gas remains in force, under Gas Acuerdo or Gas Agreement modality, with costs resulting from a mix of costs associated with Plan Gas and/or LNG imports, subject to biweekly updates. Generators that do not self-procure their fuel will face operational restrictions and a progressive reduction in their capacity and energy remuneration. CAMMESA will continue to centralize fuel management for PPAs under Res. SE No. 220/07, 21/17, and 287/17. This transition process may require significant operational and contractual adjustments and will gradually expose generators to greater market risks and price volatility once centralized procurement ends.

Additionally, the SE authorized producers and generators to agree on natural gas supply arrangements, considering the volumes committed under Plan Gas contracts with CAMMESA (Res. No. 501/25). Such volumes will be treated as the generators’ own gas and remunerated in accordance with the CVP declared for dispatch purposes.

Regarding fuel consumption for power plants, it decreased by 3% year-on-year in 2025, totaling 44.1 mcmpd of gas equivalent. Natural gas accounted for 95% of total consumption, with a 1% increase to 42.1 mcmpd, 94% of which was local and 6% imported. The use of liquid fuels, FO and GO, decreased by 61% and 54%, respectively, due to higher domestic gas production, while mineral coal consumption increased 5%.

6 For further information about regulatory framework, see Regulations in the gas market – Natural gas for power plants, in section 4.1 of this Annual Report.

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Fuel consumption by type

In % and million m3/day of gas equivalent, 2015 – 2025

Source: CAMMESA.

Price of electricity

Since 2003, the energy authority has determined the WEM spot price based on the CVP with natural gas in the available units, even if they are not firing that fuel (SE Res. No. 240/03). Any additional liquid fuel consumption costs is recognized outside the specified market price and are considered a temporary dispatch surcharge. The WEM bears the costs of gas and its regulated transportation, as well as import costs (SGE Res. No. 25/18 and SE Res. No. 354/20).

Evolution of WEM prices

As of December 31, 2025, the maximum spot price of energy in the WEM amounted to AR$14,381 (Res. SE No. 602/25). However, the following chart shows the monthly wholesale price that all electricity system users should pay to prevent the power grid from running into a deficit, as well as the seasonal energy price. The wholesale cost includes, in addition to the energy price, the power capacity payment, generation costs, fuels such as natural gas, FO, GO, and mineral coal, and other minor items. As of December 2025, the coverage amounted to 78%.

Wholesale monthly cost and seasonal price

In US$/MWh

Source: CAMMESA, converted into US$ at the official FX rate.

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Remuneration scheme for generation without PPA

Until October 31, 2025, all power generation units without PPAs were remunerated under the regulated scheme established by Res. SE No. 381/25. Effective as of November 1, 2025, all our thermal units without contracts and HINISA transitioned to the new framework defined by Res. SE No. 400/25, which introduced a marginal pricing spot market and the MAT. HIDISA and HPPL continue to operate under the legacy regulated scheme.

Regulated remuneration scheme

Thermal power generators

Generators offering DIGO power capacity prices, in AR$/MW-month
Period	Jan-25		Nov-25	Dec-25	Jan-26
Summer (Dec-Feb) and winter (Jun-Aug)	6,171,236	…	7,256,568	7,401,699	7,549,733
Others (Mar-May & Sep-Nov)	4,628,428	…	5,442,428	5,551,277	5,662,303

Price for generated energy, in AR$/MWh
Fuel	Jan-25		Nov-25	Dec-25	Jan-26
Natural gas	4,118	…	4,842	4,939	5,038
FO or GO	7,206	…	8,473	8,642	8,815
Biofuels	10,287	…	12,095	12,337	12,584
Coal	12,343	…	14,514	14,804	15,100
Price for operated energy, in AR$/MWh
Operated energy	1,433	…	1,684	1,718	1,752

The price for generated energy at peak hours (between 6 and 11 pm) equals the price for the fuel type dispatched, applying a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods, and a 1.0 factor the rest of the year.

CCGTs under Res. SE No. 59/23

To promote the maintenance and efficient use of CCGT under legacy energy, in February 2023, the SE implemented an scheme under which generators commit to CAMMESA to maintain availability equal to 85% of net capacity, for a maximum of five years, in exchange for remuneration of US$2,000/MW-month, adjusted based on availability, as well as a partial payment of the power capacity price in AR$ under the legacy energy scheme.

Availability	Adjustment to power capacity price in US$
≥85%	Price x 100%
>50% & <85%	Price x [30% + 2 x (Availability – 50%)]
≤50%	Price x 30%
Period	Adjustment to the power capacity price in AR$
Dec-Feb and Jun-Aug	Price x 65%
Rest of the year	Price x 85%

The generated energy price was set at US$3.5/MWh for natural gas, US$6.1/MWh for FO or GO, and US$8.7/MWh for biofuel. The price for energy operated and generated at peak hours is set in AR$ according to the legacy energy price scheme. With the entry into force of the new framework for the normalization of the WEM, CCGTs that adhere to the scheme established by Res. SE No. 400/25 are required to withdraw from the scheme set by Res. SE No. 59/23.

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In this context, Pampa kept CTLL and CTGEBA’s CCGTs (1,243 MW) and the two GTs at CTEB, making up the CCGT (569 MW) under the Res. SE No. 59/23 scheme through October 2025. As from November 2025, the obligations assumed under Res. SE No. 59/23 remain suspended, provided that the conditions set by Res. SE No. 400/25 remain in force and unchanged.

2024-2026 Contingency Plan

On October 1, 2024, the SE established an additional, complementary, and exceptional remuneration to promote the availability of thermal generation plants during critical months and hours, effective from December 2024 to March 2026, to address the energy grid’s critical condition during the months of greatest demand (Res. No. 294/24). The plan incorporates an additional fixed remuneration of US$2,000/MW-month for power, adjusted according to the criticality of the node and availability during peak demand hours, and 50% of this remuneration for power exceeding the committed power7, and a variable remuneration in US$/MWh for energy generated during peak-demand periods, according to fuel, technology and criticality:

Technology	Natural gas	Fuel Oil	Gas Oil	Biofuels	Coal
GT	6.4	-	8.6	8.7	-
ST	3.4	6.0	-	8.7	10.4
ICE	8.1	15.4	10.5	8.7	-

The SE may extend this additional remuneration for an additional 12 months, subject to the presentation of a maintenance program for each generating unit. In addition, CAMMESA must implement a strategic dispatch procedure to reduce supply restriction risks during periods of increased consumption, including dispatching reserves from units nearing the end of their useful life. Said maintenance programs were submitted and, on January 21, 2026, CAMMESA confirmed that the SE had approved the scheme’s extension for all units through March 31, 2027. Pampa adhered to this framework with the CPB, CTG, CTP, CTLL, CTGEBA and EcoEnergía power plants.

Unconventional source power generators

The remuneration for energy generated from unconventional sources was set at AR$32,718/MWh until October 2025, after they became subject to Res. SE No. 400/25 regulatory framework.

Hydropower generators

Power capacity price, in AR$/MW-month
Scale	Jan-25		Nov-25	Dec-25	Jan-26
MW > 300	1,697,094	…	1,995,562	2,035,473	2,076,182
120 < MW ≤ 300	2,262,791	…	2,904,971	2,963,070	3,022,331
50< MW ≤ 120	3,111,333	…	4,206,418	4,290,546	4,376,357
MW ≤ 50	5,091,272	…	7,288,122	8,745,746	10,494,895

Note: A factor of 1.05 is applied to capacity to compensate for the impact of scheduled maintenance, and a factor of 1.20 is applied to units responsible for the maintenance of control structures along the river course that are not associated with a power plant.

HPPL and Agua del Toro and Los Reyunos dams operated by HIDISA are remunerated under the 120 < MW ≤ 300 scale, while El Tigre dam operated by HIDISA is classified under the MW ≤ 50 scale. HINISA was remunerated under the 50 < MW ≤ 120 scale until October 20258, after which it became subject to SE Resolution No. 400/25.

7 A distinction is made between nodes with high (1.25), medium (1.00) and low (0.75) criticality, and summer and winter.

8 NIH3HI applies a coefficient of 1.20.

Pampa Energía ● 2025 Annual Report ● 29

Generated and operated price, in AR$/MWh
Price	Jan-25		Nov-25	Dec-25	Jan-26
Generated energy	3,600	…	4,232	4,317	4,403
Operated energy	1,433	…	1,684	1,718	1,752

The price for energy generated at peak hours (between 6 and 11 pm) equals the price with a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods, and a 1.0 factor the rest of the year.

New rules for the WEM normalization: spot market (Res. SE No. 400/25)

Res. SE No. 400/25 establishes that power generation not committed under PPAs nor allocated to meet seasonal demand of WEM distributors may be traded in the spot market. The new regulatory framework preserves existing PPAs, whose output remains allocated to cover distributors’ seasonal demand until their expiration. Once those terms conclude, generators may choose to participate in the spot market or sign contracts with distributors or large users.

This scheme benefits the most efficient, well-located thermal units with fuel self-procurement, which can achieve higher profit margins, fully correlated to US$. In this context, Pampa operates three strategically located CCGTs: CTLL in Vaca Muerta; CTGEBA at the system’s zero node; and CTEB, which uses natural gas and GO, in which Pampa holds a 50% equity stake. Regarding open cycles, Pampa operates CPB (which consumes fuel oil), CTG and CTP. Regarding hydroelectric, the only plant covered by this regime is HINISA, due to its provincial status, until its concession expires in July 2026.

Variable remuneration

In the spot market, energy dispatch is based on a marginal pricing scheme. Energy remuneration is equal to the Variable Production Cost (CVP) declared by the dispatched unit, plus an Adapted Marginal Rent (RMA), calculated as (CMgh × FP – CVP) × FRA, where CMgh is the system hourly marginal cost, FP is the loss factor of the relevant node, and FRA is the adapted rent factor.

For thermal generation, the RMA is capped by the FRA, which determines the proportion of rent captured by the generator: (i) FRA = 1 for generation commissioned after January 1, 2025, capturing the full rent; (ii) generation with fuel self-procurement has FRA = 15% as from 2025, 25% in 2027, and 35% as from 2028; (iii) generation supplied with gas by CAMMESA has FRA = 12% as from 2025, 15% in 2027, and 17.5% as from 2028; and (iv) units without fuel management do not capture rent (FRA = 0), with CVP equivalent to reference values established by CAMMESA. In addition, a minimum rent is established for thermal generation at US$2/MWh when the declared CVP is below US$60/MWh, and at US$7/MWh when the declared CVP is equal to or above US$60/MWh. Thermal units dispatched for operational reasons or due to local constraints receive only their declared CVP. If committed volumes are not complied with, a 70% penalty of the declared value applies, with exceptions for deviations of up to 20% or duly justified situations.

For hydroelectric, renewable and self-generation, the same marginal pricing scheme applies, assuming CVP = 0. Units commissioned before January 1, 2025, have an FRA = 15% as from 2025, 25% in 2027, and 35% as from 2028, with a minimum RMA of US$22/MWh for hydroelectric generation and US$32/MWh for renewables and self-generators. Plants commissioned as of January 1, 2025, have FRA = 1, with no upper or lower limits.

Capacity remuneration

Capacity in the spot market is remunerated through an Available Capacity (PPAD) payment of US$12/MWh, recognizing 90 hours per week and weighting by technology and fuel type: (i) if exclusively fueled by natural gas, 1.1 in summer/winter and 0.9 for the rest of the year; (ii) if using alternative fuels, 1.5 in summer/winter and 1.0 for the rest of the year; (iii) 0.5 for hydroelectric plants; and (iv) no capacity remuneration is recognized for renewables. For thermal plants without fuel self-procurement or supplied by CAMMESA, 100% of capacity is remunerated while dispatched and 80% when not dispatched until December 2026, 40% during 2027, and 0% as from 2028. Additionally, US$1,000 per MW-month is recognized as a base reliability reserve, regardless of the fuel used or the supply modality.

Pampa Energía ● 2025 Annual Report ● 30

Remuneration scheme for generation not subject to Res. SE No. 400/25

The SE established that units not committed to capacity or energy availability contracts in the WEM, nor authorized to participate in the spot market under Res. SE No. 400/25 shall remain subject to the remuneration scheme set in Res. SE No. 483/25 and its complementary or amending regulations. This includes General San Martín and General Belgrano CCGTs (regulated by Res. SE No. 59/23) and the national and binational hydroelectric plants Salto Grande and Yacyretá. For Pampa, this scheme applies to HIDISA and HPPL.

In addition, capacity remuneration is calculated based on Monthly Real Capacity Availability (DRP) and the technology-specific guaranteed price, eliminating the base provision. For hydroelectric, availability is determined independently of reservoir levels, and for pumped-storage, both turbine operation and pumping availability are considered. The scheme was simplified by reducing distinctions by technology and scale in capacity and energy prices.

Monthly remuneration recognizes both available capacity and energy, the latter being the sum of generated energy, operated energy, and energy generated during peak hours. Capacity payments are determined based on each unit’s average monthly DRP and the Guaranteed Capacity Price, according to its technology and scale.

Remuneration scheme for generation under term contracts

Energía Plus - Res. No. 1,281/06

In September 2006, the SE implemented the Energía Plus program, which allows generators to sell energy to large users at freely negotiated US$ prices above their 2005 electricity consumption, provided they have fuel and transportation.

However, on January 28, 2025, the SE introduced changes to dispatch regulations and WEM operations, which impacted Energía Plus, limiting the renewal and execution of new contracts until October 31, 2025. As of that date, generators are required to dispatch their capacity and energy to the spot market or the MAT (Res. SE No. 400/25). Pampa had adhered CTG, EcoEnergía and CTGEBA to the Energía Plus scheme, for a total gross capacity of 283 MW.

PPA - Res. SE No. 220/07

In January 2007, the SE passed Res. No. 220/07, empowering CAMMESA to enter into WEM long-term PPAs for the energy produced with new generation equipment. The US$-denominated prices remunerate the investment made by the plant at a rate of return accepted by the SE. In light of recent regulatory changes, CAMMESA will continue to centralize fuel procurement for these PPAs. CTLL’s TG04 (79 MW) and CTEB’s expansion (279 MW) are remunerated under this scheme until July 2026 and February 2033, respectively.

PPA - Res. SEE No. 21/16

The power generators awarded under the SEE’s March 2016 tenders entered into a PPA for a fixed price (US$/MW-month) and a variable price excluding fuel (US$/MWh). The units remunerated under this regulation are CTLL’s GT05 (105 MW) and CTPP (100 MW) until August 2027 and CTIW (100 MW) until December 2027.

Pampa Energía ● 2025 Annual Report ● 31

PPA - Res. SEE No. 287/17

In May 2017, the SEE launched a call for tenders for cogeneration and conversion of existing equipment to CCGT. Awarded projects executed a 15-year PPA for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered).

CTGEBA holds a PPA for 400 MW through July 2035, which includes fuel supply. Since the entry into force of Plan Gas in January 2021, CTGEBA had operationally assigned gas supply and transportation to CAMMESA, which established centralized dispatch. With the new WEM guidelines (Res. SE No. 400/25) and the assignment of Plan Gas contracts (Res. SE No. 501/25), Pampa discontinued such assignment as of December 2025, and CAMMESA assumed fuel management for this PPA.

Renewable PPAs

In October 2015, Law No. 27,191 was enacted, requiring that by December 31, 2025, 20% of Argentina’s total energy demand be covered by renewable energy sources. To meet this objective, large users at WEM and CAMMESA should cover the specified percentage of their demand from such sources by December 31, 2025. Several incentives were established, including tax benefits and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER) for financing projects. As of year-end, 19% of energy demand was met by renewable sources, and Law No. 27,191 was not renewed.

RenovAr

Under Law No. 27,191, in 2016, the RenovAr Program’s rounds 1 and 1.5 were launched (Res. MEyM No. 71/16 and 252/16), awarding 1,142 MW under round 1, and 1,281.5 MW under round 1.5. In 2017, round 2 was called, and 2,043 MW were awarded (Res. MEyM No. 275/17). Finally, in 2018, 246 MW were awarded under round 3 (MiniRen). All greenhouse gas reductions resulting from projects under RenovAr or any other renewable power project, as per Law No. 27,191, should be accounted for by the Federal Government towards its contribution target under its international climate commitments. PEA (100 MW) is remunerated under the RenovAr round 1 until March 2040.

MAT ER

Created in August 2017, this regime allows large users at both the WEM and the distribution network to purchase or self-generate clean energy to meet their electricity demand through renewable sources. Under this scheme, PEPE 2, 3, 4 and 6 sell energy under US$-denominated PPAs to private customers for 327 MW, with an average term of approximately 3.5 years. Besides, Pampa has sold third parties’ renewable energy since 2019, with a total 5 GWh volume in 2025, contributing to increasing the MAT ER segment’s margin. Generation surpluses contracted in the MAT ER are remunerated at the minimum price effective for each technology under RenovAr for up to 10% of the power generation. The remainder is sold on the spot market regarding Res. SE No. 400/25.

New guidelines for the WEM’s normalization: Term Market (MAT) (Res. SE No. 400/25)

In February 2025, preliminary guidelines for the progressive normalization of the WEM were published, aimed at fostering competition among generators, direct demand contracting, and greater decentralization in fuel supply. Among these guidelines, units commissioned after January 1, 2025, were authorized to contract 100% of their energy and capacity in the MAT. In addition, a price for undelivered energy was established, and the execution of new Energía Plus contracts was restricted as of October 31, 2025 (Res. SE No. 21/25).

In October 2025, the SE issued the final guidelines (Res. SE No. 400/25), regulating commercialization in the MAT for units without contracts with distributors, large users at the distribution network (through the distributor as marketer), and large WEM users, taking into account variable operation and maintenance costs, fuels, and renewable energy. In addition, distributors are required to supply part of the seasonal electricity demand.

Pampa Energía ● 2025 Annual Report ● 32

The MAT comprises the Energy Term Market (MATE) and the Capacity Term Market (MAT Capacity), in which thermal, hydroelectric, and renewable generators compete. Eligibility criteria for commercialization in the MAT was established, effective until December 2029: (i) thermal generators commissioned before 2025 may contract 100% of their capacity with any demand, and 100% of their actual monthly generation with distribution companies for uncovered seasonal demand and up to 20% with large users; (ii) generators commissioned after January 1, 2025 with fuel self-procurement or new gas transportation capacity may contract with any demand; (iii) provincial hydroelectric plants are authorized to contract without restriction with any demand for up to 70% of their capacity; and (iv) renewable generators are not allowed to offer capacity contracts. Contract terms are freely agreed upon between the parties based on actual monthly energy generated or consumed. As of December 31, 2025, Pampa had executed MAT contracts for an average of 92 MW of energy and 167 MW of capacity.

Creation of the National Gas and Electricity Regulatory Authority

On July 4, 2025, the National Gas and Electricity Regulatory Authority was created through the merger of ENRE and ENARGAS (DNU No. 452/25). The new entity will be governed by a board composed of a chairperson, a vice-chairperson, and three board members, appointed through a public selection process, and will be required to become fully operational within 180 days of its publication. On October 9, 2025, the call for applicants was opened, and on November 17, the Selection Committee was established (Res. SE No. 388/25 and 479/25). As of the date, the authority has not yet formally commenced operations.

5.2	Transmission[9]

Evolution of the high-voltage transmission system

The Argentine high-voltage transmission system has experienced significant growth since 2005, mainly driven by the 500 kV Federal Transmission Plan. The Federal Plan’s implementation has enabled expansion of the transformation capacity and the extension of high-voltage lines, keeping pace with growth in peak demand since 1992. As a result, the SADI has gained operational stability, improving its capacity to respond to the sustained increase in national energy consumption.

Evolution of the transmission system

Cumulative growth (in %)

Source: Transener and CAMMESA.

9 For further information, see Transener’s description in section 6.4 of this Annual Report.

Pampa Energía ● 2025 Annual Report ● 33

Transener’s tariff situation

In December 2023, DNU No. 55/23 declared the emergency in the national energy sector for the electricity generation, transmission, and distribution segments under federal jurisdiction until December 31, 2024, which was subsequently extended through December 31, 2027 (DNU No. 1,023/24, 370/25 and 49/26). Moreover, the SE was instructed to pass prices under competition and free access conditions, maintain real-term income levels to ensure the provision of public utilities, and implement the RQTs for electricity and natural gas.

On January 7, 2025, the ENRE announced the RQT schedule for electricity transmission, which contemplated the submission of the proposed annual remuneration, the holding of a public hearing on February 25, 2025, and the implementation of the new tariff schemes as from May 1, 2025 (Res. No. 7/25). On April 3, the ENRE set the applicable rate of return for electricity transmission concessionaires at 6.48% in real terms after taxes (Res. ENRE No. 236/25).

On April 30, the resolutions concluding the RQT process were published, effective from May 2025 through 2030 (Res. No. 305/25 and 312/25). These resolutions established the capital base as of December 31, 2024, mandatory investments, and the initial tariff schedule, which provides for increases of 42.89% and 10.30% compared to April 2025 for Transener and Transba, respectively, among other matters. 20% of the total increase was applied in May 2025, with the remaining 80% distributed monthly between June and December 2025. A monthly tariff adjustment mechanism combining 33% CPI and 67% IPIM was also established.

On June 17, Transener and Transba filed motions for reconsideration with the ENRE against such resolutions and, as a result, the ENRE modified the cost and investment structure without altering the total revenues previously approved (Res. ENRE No. 583/25 and 584/25). On September 5, Transener and Transba submitted their investment plans to the ENRE for execution between 2025 and 2030.

During 2025, Transener and Transba recorded cumulative tariff increases of 93.5% and 47.4%, respectively. In addition, in 2026, both companies received increases of 1.9% in January and 2.55% in February.

Pampa Energía ● 2025 Annual Report ● 34

6.	Our assets

Pampa is an independent energy company with active participation in the Argentine crude oil, gas and electricity value chains:

Oil & gas[1]

Blocks	9 productive + 2 exploratory
Gas	12.4 mcmpd
Crude oil[2]	11.7 kbpd
SESA	6 MTPA of LNG
Total production	**84.4 kboepd**

Power generation

Hydro	938 MW
Thermal[3]	4,093 MW
Co-generation	14 MW
Wind power	427 MW
Total capacity	**5,472 MW**

Petrochemicals

	Capacity of:
Styrene	160 kton/year
SBR	55 kton/year
Polystyrene	65 kton/year
Reform	387 kton/year
Market share	**86-98%**

Other businesses

TGS	9,248 km of gas pipelines +1 million ton/year of NGL 28 mcmpd of treatment and compression
Transener	22,445 km of high voltage lines
VMOS	437 km of oil pipeline 550 kbpd of capacity

Note: As of December 31, 2025. CTEB, Transener and TGS are affiliates that, under IFRS, are not consolidated in the FS. The sum of the parts is subject to rounding. 1 Average 2025 production. 2 It includes 1.1 kbpd of crude oil produced in El Tordillo and La Tapera-Puesto Quiroga, assigned in October 2025. 3 It includes 848 MW at CTEB, co-operated by Pampa.

The oil and gas segment comprises operated and non-operated blocks in which Pampa holds a stake. In 2025, our average production in Argentina reached 84.4 kboepd, consolidating our position as one of the leading producers in the Vaca Muerta formation. In addition to shale oil development at Rincón de Aranda, in 2025 we ranked as Argentina’s fifth-largest natural gas producer. The segment also includes our 20% stake in SESA, a company engaged in natural gas liquefaction, with a projected capacity of up to 6 MTPA by 2029.

In power generation, we are the country’s main independent operator, with a 5,472 MW installed capacity, representing 12% of Argentina’s total generation capacity.

In petrochemicals, through two high-complexity plants, we are the only producers of styrene, SBR and polystyrene in Argentina, with a market share of 86% to 98%.

Our holding and others segment mainly comprises our 26.9% interest in TGS, the country’s largest gas transportation company, which operates 9,248 km of gas pipelines, collection and treatment infrastructure in Vaca Muerta, and an NGL plant in General Cerri with a production capacity of 1 million tons per year. We also have a 26.3% indirect interest in Transener, which manages 86% of Argentina’s high-voltage transmission grid and, through its subsidiary Transba, operates the main distribution transmission system of the Province of Buenos Aires, in charge of a total of 22.4 thousand km of lines. Since 2025, this segment also includes our 10.2% stake in VMOS, an oil pipeline connecting Vaca Muerta to an offshore export port, with a projected capacity of up to 550 kbpd by 2027.

Pampa Energía ● 2025 Annual Report ● 35

Corporate structure as of December 31, 2025

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia[2]
100%
Pampa Inversiones
50%
CIESA
50%
CITELEC
10.2%
VMOS
20%
Southern Energy
70%
Enecor
2.1%
Oleoductos del valle
100%
Sucursal Dedicada Midstream RDA
100%
Vientos de Arauco Renovables
2.19%
97.81%
Generación Argentina
53.83%
TGS
52.65%
Transener
1.4%
0.8%
1.6%
0.9%
100%
99.96%
0.04%
100%
Termoeléctrica José de San Martín[1]
2.8%
Termoeléctrica Manuel Belgrano[1]
3.2%
Vientos Solutions Argentina
Pampa Energía Chile
Transba
10%
Unblock LLC
0.01%
99.6%
0.4%
99.99%
Autotrol Renovables
Pampa Energía Soluciones
100%
99.98%
0.02%
49%
TGS - Sucursal Dedicada 1
Telcosur
Gas Link
100%
93.85%
6.15%
100%
100%
100%
Energía e Inversiones
Pampa Bloque18
Pampa Ecuador
Ecuador Pipeline Holdings Limited
Petrolera San Carlos
20%
81.83%
14.15%
65%
Petrolera Mata
Oleoducto de Crudos Pesados LTD
4.02%
Cía. Anónima Mixta San Carlos

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] Generación Argentina and Pampa Energía Soluciones hold 0.00003% each of Pampa Energía Bolivia.

Pampa Energía ● 2025 Annual Report ● 36

6.1	Oil and gas[10]

Pampa is one of the leading companies in crude oil and gas production in Argentina. In 2025, we achieved an average production of 84.4 kboepd, up 8% year on year. 63% of the production came from Vaca Muerta, reinforcing our position among the leading producers in the country’s most important shale formation.

This growth was driven by the development of shale oil at Rincón de Aranda and the strength of shale gas production, which reached a new record of 17.6 mcmpd in July 2025. Over the year, natural gas accounted for 86% of total production, positioning us as Argentina’s fifth-largest gas producer and the third-largest shale gas producer in Vaca Muerta.

Investments reached a historical record of US$1,039 million in 2025, a 194% increase compared to 2024, primarily allocated to Rincón de Aranda, where production reached 20 kbpd in December 2025. The full development of the area requires total investments exceeding US$1.5 billion to reach a plateau of 45 kbpd, of which US$776 million was executed in 2025.

E&P’s main technical indicators	2024	2025
Number of productive wells in Argentina	688	470
Total of proven reserves (mboe)	231	296
Average total production in Argentina (kboepd)	78.2	84.4
Average gas production in Argentina (mcmpd)	12.5	12.4
Average oil production in Argentina (kbpd)	4.8	11.7

As of December 31, 2025, Pampa holds a stake in 9 producing blocks, of which it operates 5, and is also the operator of an additional 2 exploration blocks.

Note: Production at our ownership. 1 It includes 1.1 kbpd of crude oil produced in La Tapera-Puesto Quiroga and El Tordillo, transferred in October 2025. 2 Province of Río Negro. 3 Province of Neuquén. 4 It does not include the Vaca Muerta formation. 5 Under relinquishment process. 6 Block under evaluation.

10 For further information on the market and regulatory context, see section 4.1 of this Annual Report.

Pampa Energía ● 2025 Annual Report ● 37

E&P segment’s production

In kboepd

Natural gas

2025 gross natural gas production 100% = 141 mcmpd	2025 gas sales by channel 100% = 12.4 mcmpd

Source: IAPG. Percentages were calculated using information from the last 12 months as of November 2025.

 In 2025, our gas net production averaged 12.4 mcmpd, in line with 2024 production, accounting for 86% of total production. On July 24, we reached a new all-time high record production of 17.6 mcmpd, 5% above the level recorded in 2024. During the winter season, production averaged 13.9 mcmpd, 4% lower than the winter 2024, due to milder weather and the expiration of Plan Gas winter peak commitments from Rounds 1 and 2.

Performance by block shows solid results at Sierra Chata, where production increased 32% year-on-year to an annual average of 4.2 mcmpd, with a peak of 6.8 mcmpd in July. In 2025, 8 wells were drilled and 7 were completed, reflecting the block’s high productivity. In contrast, El Mangrullo recorded no drilling or completion activity, and production declined 13%, averaging 6.5 mcmpd and peaking at 9.1 mcmpd in July. Together, Sierra Chata and El Mangrullo accounted for 86% of our total gas production and ranked among the leading gas blocks in the Neuquina Basin. In addition, 5 tight gas wells were connected at Río Neuquén, a non-operating block, and the first exploration well operated by Pampa at Parva Negra Este was drilled, completed and put on production.

Gas exports

In 2025, Pampa averaged 1 mcmpd of gas exported to Chile, a 68% increase compared to the same period in 2024, driven by higher thermal demand and competitive prices in line with the decline in Brent prices. Additionally, in April 2025, we completed our first gas export to Brazil, totaling 110 thousand m3 on an interruptible basis, using regional infrastructure. Pampa currently has two export agreements in force with Brazil, for a total contracted volume of 2 mcmpd.

Pampa Energía ● 2025 Annual Report ● 38

 Crude oil

In 2025, oil production at our ownership averaged 11.7 kbpd, a 145% year-on-year increase, driven by the development of Rincón de Aranda (+8.6 kbpd), partially offset by the sale of our 35.67% stake at El Tordillo and La Tapera-Puesto Quiroga (-1.4 kbpd) to Crown Point Energía S.A. on October 1, 2025, for US$2 million, subject to a clean exit condition. With this transaction, Pampa no longer holds assets in the San Jorge Gulf basin.

52% of the crude oil production was destined for local refineries, and the remaining 48% for export, recording a 38% increase compared to 2024 export volumes. 14 Medanito crude oil shipments were exported, totaling 2,020 kb, mainly to the United States.

Development of Rincón de Aranda

Rincón de Aranda is Pampa’s main growth engine in shale oil production. At the beginning of 2025, following the inclusion of midstream projects under the RIGI, we began construction of supporting infrastructure. In April 2025, the Duplicar oil pipeline entered into operation, enabling the connection of new pads and the scaling-up of development. During 2025, 40 wells were drilled and 28 were completed, increasing average annual production to 9.5 kbpd from 0.9 kbpd in 2024, and in December 2025, we reached the 20 kbpd target. Lifting costs declined sharply, from US$35/bbl in Q1 25 to US$10/bbl in Q4 25.

We expect to reach 28 kbpd in the second half of 2026 through the commissioning of a second temporary processing plant, while permanent facilities are being constructed and agreements with third parties advance to expand transportation capacity.

The recent inclusion of onshore oil exploration and production projects in RIGI enables the development of the northern area of Rincón de Aranda, which has relatively lower productivity within Vaca Muerta, including it in the development plan that has an estimated investment of over US$1.5 billion through 2027, when the 45 kbpd production plateau is expected to be reached. This project represents the largest capital allocation to a single asset in Pampa’s history. During 2025, we executed US$776 million, reflecting the project’s sustained progress and our commitment to its large-scale development.

Pampa’s participation in the Vaca Muerta Oil Sur (VMOS) project secures transportation and storage capacity for up to 50 kbpd, which is critical to achieving the planned plateau at Rincón de Aranda. In addition, Pampa has a transport capacity of 8 kbpd in the OldelVal pipeline, further strengthening evacuation infrastructure from Vaca Muerta.

Exploration

In 2025, we connected 2 horizontal wells at Río Neuquén targeting the Vaca Muerta formation. In Parva Negra Este block, we drilled, completed, assessed and began producing at a horizontal well, as part of the commitment to extend the block under evaluation through 2027, also targeting Vaca Muerta.

Reserves

Pampa estimates its reserves annually, which are assessed by the Company’s geologists and engineers. These estimates determine recoverable hydrocarbon volumes from a specific date, based on the quality of available information and specialists’ interpretations. As they depend on multiple assumptions, these estimates and forecasts may differ from the final amounts recovered. The reserve estimates are evaluated and reported in accordance with SEC regulations. Gaffney Cline & Associates, international technical consultants, carried out an independent audit of our reserves, auditing 99% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes are reasonable. Estimated reserves are presented before the payment of royalties, which are treated as operating costs due to their similarity to a production tax.

Pampa Energía ● 2025 Annual Report ● 39

As of December 31, 2025, Pampa’s P1 reserves amounted to 296 million boe, 28% higher than the value recorded on the same date in 2024, mainly explained by Rincón de Aranda’s reserves derisking, in addition to the productivity from new wells at Sierra Chata. Considering production levels and the 2025 additions, the reserve-replacement ratio was 3.2, and the average life increased from 8.6 to 10.2 years. Out of the total P1 reserves, 81% correspond to natural gas and 19% to oil. Furthermore, 69% come from shale reservoirs, mainly in Sierra Chata, Rincón de Aranda and El Mangrullo, vs. 57% in December 2024.

Proven reserves (P1) in Argentina, in mboe	Crude oil, condensed and NGL	Natural gas	Total
Proven developed (P1-D)	24.0	135.7	159.7
Proven undeveloped (P1-U)	33.0	103.2	136.1
Total as of December 31, 2025	57.0	238.9	295.8
% shale	92%	64%	69%

Total as of December 31, 2024	17.2	214.0	231.2
% shale	68%	56%	57%

Proven reserves (P1) by block, in mboe	Crude oil	Natural Gas	Total	Variation vs. 2024
Sierra Chata	0.2	95.9	96.1	+41%
El Mangrullo	-	85.2	85.3	-5%
Rincón de Aranda	52.2	3.9	56.1	+352%
Río Neuquén	3.7	50.9	54.6	-1%
Aguaragüe	0.2	1.7	1.9	-5%
Rincón del Mangrullo	-	1.2	1.2	-13%
Los Blancos	0.7	-	0.7	-2%
El Tordillo	-	-	-	-100%
Total as of December 31, 2025	57.0	238.9	295.8	+28%

Pampa’s total proven reserves As of December 31, 2025 100% = 296 million boe	Evolution of Pampa’s certified proven reserves In million boe

SESA FLNG project

In 2024, Pampa announced the participation in SESA, Argentina’s pioneering LNG project, in partnership with PAE, Harbour Energy, YPF, and Golar, with a 20% stake. This initiative enables the monetization of Vaca Muerta reserves and positions Argentina as an exporter in the global LNG market. It is also expected to generate foreign exchange inflows, create jobs, and stimulate the local supply chain.

Pampa Energía ● 2025 Annual Report ● 40

In May 2025, a 20-year charter agreement was executed for the floating liquefaction vessel Hilli Episeyo, followed in October 2025 by a similar agreement for the MKII vessel. Hilli Episeyo has a nominal capacity of 2.45 MTPA, while the MKII adds 3.5 MTPA. Both units will be located in the San Matías Gulf, Province of Río Negro, enabling total LNG exports of up to 6 MTPA. Hilli Episeyo is expected to begin operations in late 2027 or early 2028, followed by the MKII in late 2028.

SESA executed 20-year GSAs with Pampa, PAE, YPF, and Wintershall. Of the 27 mcmpd of natural gas required, Pampa will supply up to 6 mcmpd, equivalent to nearly 50% of its current average production. The total estimated investment amounts to US$7 billion over 20 years and includes the installation of floating liquefaction facilities, as well as the construction of auxiliary and complementary infrastructure. In addition, a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf is expected to be developed, enabling year-round operation of the vessels. The FLNG Project has applied to adhere to the RIGI with MECON and has received SE authorization to export LNG for 30 years freely.

6.2	Power generation[11]

The following tables summarize the 17 power generation assets operated by Pampa as of the closing of 2025:

Note: All figures are rounded, so the total may not match the sum of the individual figures. Gross margin before amortization and depreciation. 1 Jointly operated by Pampa (50% equity stake).

11 For further information on the market and regulatory context, see section 5.1 of this Annual Report.

Pampa Energía ● 2025 Annual Report ● 41

2025 net power generation

100% = 142,787 GWh

Source: CAMMESA.

Wind power generation

Pampa has five wind farms with a total installed capacity of 427 MW, consolidating its position as one of the country’s leading renewable energy generators.

PEPE 2, located on provincial route 51, 18 km from the city of Bahía Blanca, in the province of Buenos Aires, was commissioned in May 2019 with a 53 MW installed capacity, representing 0.1% of Argentina’s installed capacity. Its 14 V-136 Vestas wind turbines, each with a 3.8 MW capacity, have a 120-meter hub height and a 56% net load factor (P50). Since 2020, its average annual generation has been 197 GWh.

PEPE 3, located in Coronel Rosales, on national route 3, 45 km from Bahía Blanca, is PEPE 2’s twin wind farm, but with a 63% net load factor (P50) and an average annual generation of 221 GWh since 2020. PEPE II and PEPE III are registered to issue IREC certificates.

PEPE 4, adjacent to PEPE 3, contributes 81 MW, equivalent to 0.2% of the country’s installed capacity through 18 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% net load factor of P50. Since 2023, its average annual generation has been 244 GWh.

PEA, in the province of La Rioja, 90 km north of the provincial capital, on provincial route No. 9. PEA comprises 38 Siemens Gamesa G-114 wind turbines having a 2.625 MW power capacity each, with an 80-meter hub height and a 43% net load factor of P50. Its installed capacity is 100 MW, representing 0.2% of Argentina’s installed capacity. PEA was commissioned in March 2020 and sells its energy to CAMMESA under the RenovAr program. Its historical average annual generation has been 284 GWh since 2020.

PEPE 6, adjacent to PEPE 2, was commissioned in November 2024 and contributes 139.5 MW, equivalent to 0.3% of the country’s installed capacity. PEPE 6 comprises 31 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% net load factor of P50. During 2025, its generation was 583 GWh. PEPE 6 is connected to the Argentine System through a 500 kV transmission line.

Hydroelectric generation

Pampa operates three concessions in Mendoza and Neuquén with a total gross capacity of 938 MW, representing 10% of the national hydroelectric capacity and 2% of the country’s total.

Located on the Atuel River in the province of Mendoza, HINISA operates the Los Nihuiles System, consisting of three dams, three hydroelectric power plants (Nihuil I, Nihuil II, and Nihuil III), and a compensatory dam. With a 265 MW installed capacity, representing 0.6% of Argentina’s total capacity, HINISA covers approximately 40 km, and its height ranges between 754 m and 1,251 m above sea level. From 1990 to 2025, its historical average annual generation was 767 GWh, with a record high of 1,250 GWh in 2006 and a record low of 283 GWh in 2025, due to the storm that occurred on January 11, 2025, which inflicted severe damage in the Atuel Canyon, leaving the Nihuil II and Nihuil III power plants out of service and inoperative. Insurance under the Operational All Risk policy was activated, notifying authorities and assessing the condition of the affected equipment. All analyses required for their recommissioning have already been completed. Pampa holds a direct 52% stake in HINISA.

11 For further information on the market and regulatory context, see section 5.1 of this Annual Report.

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HINISA’s 30-year concessions expired on June 1, 2024, one granted by the Province of Mendoza for the use of assets and water resources, and another by the National Government for electricity generation. On May 27, 2024, the Government of the Province of Mendoza and the SE extended the concessions for 12 months (DNU No. 1,021 and Res. SE No. 83/24). As a result of the incident in January 2025, on May 26, 2025, the Government of the Province of Mendoza declared a state of emergency for the system and extended the transition period by an additional 14 months (Law No. 9,630). Pampa stated that such extension required an agreement with HINISA and, in the absence of a definition, HINISA decided to continue operating to safeguard the concessioned assets, ensure the electricity supply, and protect personnel and facilities. Operational continuity does not imply that HINISA accepts the extension, nor that it assumes new obligations or liabilities, nor that it waives any of its rights under the Concession Agreements. The concessions currently expire in July 2026.

In the same province of Mendoza, on the Diamante River, HIDISA operates the Diamante System, which consists of three dams and hydropower plants (Agua del Toro, Los Reyunos and El Tigre). With a 388 MW gross capacity, which represents 0.9% of Argentina’s total capacity, HIDISA extends over around 55 km, and its height ranges between 873 m and 1,338 m above sea level. The average annual generation between 1990 and 2024 was 528 GWh, with a record high of 943 GWh in 2006 and a record low of 303 GWh in 2022. Pampa holds a direct 61% stake in HIDISA.

HIDISA’s concessions expired on October 19, 2024, consisting of one granted by the Province of Mendoza for the use of water resources, and another by the National Government for the use of assets and electricity generation. On October 18, 2024, the Government of Mendoza established a 12-month transition period as from the expiration date (DNU No. 2,096/24). In addition, the National Secretariat for the Coordination of Energy and Mining set the transition period through June 1, 2025 (Res. SECyM No. 1/24). On October 20, 2025, the SE proposed extending HIDISA’s concession until June 2026, subject to Pampa’s adherence to the terms of the original concession agreement and to new conditions, including the update of guarantees, the waiver of claims against the State arising from changes in the remuneration scheme, and the payment of royalties to the Province of Mendoza, among others (Res. SE No. 398/25). On November 19, 2025, Pampa adhered to the proposal, suggesting certain modifications which, to date, have not been challenged, and extended operations until July 2026.

On March 8, 2025, the National Government and the Province of Mendoza agreed to jointly tender the HIDISA and HINISA concessions as a single business unit. The Agency for the Transformation of Public Enterprises was appointed to coordinate and conduct the tender process within 60 business days. However, as of the date of this annual report, the tender schedule has not been published.

The HPPL plant, located in the province of Neuquén, on the Limay River, started operating in 1999 under a 30-year concession. HPPL has a 285 MW installed capacity distributed in 3 Kaplan-type turbines, representing 0.6% of Argentina’s total installed capacity. The dam is made up of loose materials with a waterproof concrete side. It has a length of 1,045 m, a maximum height of 54 m and a crest of 480 m above sea level. Between 2000 and 2024, HPPL recorded an average annual generation of 912 GWh, with a record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

Thermal generation

Pampa is one of the country’s main thermal generators, with 9 power plants across Argentina and a total capacity of 4,107 MW.

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 361 MW open-cycle thermal power generation plant, accounting for 0.8% of Argentina’s installed capacity: three ST units totaling 261 MW and a 100 MW GE GT. Between 1993 and 2025, its average annual generation was 1,486 GWh, with a record high of 1,903 GWh in 1996 and a record low of 225 GWh in 2022 and 2023.

Also in Salta, in the north, CTP is in the Municipality of Aguaray, Department of General San Martín. It has a 30 MW capacity, consisting of ten GE Jenbacher JGS 620 gas-fired engines, being 0.1% of Argentina’s installed capacity. From 2011 to 2025, its average annual generation was 96 GWh, with a record high of 156 GWh in 2017 and a record low of 52 GWh in 2022.

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Towards the south, in the Province of Neuquén, CTLL is located at Loma de la Lata, near what used to be one of the largest gas fields in Latin America, known by the same name. Commissioned in 1994, it has a 780 MW capacity, 1.8% of Argentina’s installed capacity, and consists of one CCGT with three GE GT of 375 MW and a 180 MW Siemens ST, two 105 MW GE GT, and 15 MW from MAN gas engines. From 1997 to 2025, the average annual generation was 2,539 GWh, with a record high of 5,103 GWh in 2022 and a record low of 272 GWh in 2002.

In 2025, a major overhaul was carried out on the CCGT’s GT01. The work included upgrading the generator and transformer protection systems and replacing the excitation system. A major inspection was carried out, including the replacement of the turbine rotor to extend its useful life. Maintenance comprised electrical measurements and preventive work on the Instrumentation and Control (I&C) systems. In addition, casing alignment and replacement of the transformer bushings were carried out, ensuring the unit’s operational reliability and efficiency.

Pampa operates six CTs in the Province of Buenos Aires. Three of them are near the City of Bahía Blanca: CPB, in the port of Ingeniero White, has a 620 MW capacity, equivalent to 1.4% of Argentina’s installed capacity, distributed in 2 STs with a 310 MW capacity each. Its boilers can run with FO or gas. Gas is supplied through a proprietary 22-km gas pipeline connected to TGS’s main gas pipeline system. Furthermore, CPB has two 60,000 m3 tanks for FO storage. From 1997 to 2025, the average annual generation was 1,744 GWh, with a record high of 3,434 GWh in 2011 and a record low of 189 GWh in 2002.

Located on a site next to CPB, CTIW has a 100 MW installed capacity, standing for 0.2% of Argentina’s installed capacity, powered by 6 dual-fuel (natural gas or FO) Wärtsilä engines. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas through the plant’s internal facilities. From 2018 to 2025, its average annual generation was 221 GWh, with a generation record high of 312 GWh in 2019 and a record low of 134 GWh in 2025.

Moreover, EcoEnergía, located on the outskirts of the City of Bahía Blanca, is a cogeneration power plant within TGS’s General Cerri Complex. It consists of a 14 MW ST powered by steam generated by a heat recovery boiler that uses the exhaust gases from Cerri compressors. From 2012 to 2025, its average annual generation was 81 GWh, with a record high of 108 GWh in 2018 and a record low of 54 GWh in 2025.

The other two CTs in the Province of Buenos Aires are in Greater Buenos Aires: CTGEBA, in Marcos Paz, strategically located 1 km from the Ezeiza transforming station, a key node in the country’s electricity supply to the highest-demand area. CTGEBA began operating in 1999 and is one of the largest CTs in the country, with a total capacity of 1,253 MW, representing 2.8% of Argentina’s installed capacity. It consists of two CCGTs: one of two GTs of 223 MW each and a 239 MW ST, and another one of two 182 and 188 MW GTs each, and a 199 MW ST. From 2000 to 2024, its average annual generation was 5,492 GWh, with a record high of 8,594 GWh in 2021 and a record low of 3,438 GWh in 2001.

To the north of Greater Buenos Aires, in the Industrial Complex of the district of Pilar, CTPP has a 100 MW capacity, 0.2% of the country’s installed capacity, through 6 Wärtsilä motor generators. CTPP may consume FO stored in its own tanks or natural gas supplied through a dedicated gas pipeline connected to TGN’s main gas pipeline. From 2018 to 2025, its historical average annual generation was 213 GWh, with a generation record high of 321 GWh in 2022 and a record low of 139 GWh in 2025.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada, Greater La Plata. It has an 848 MW capacity, equivalent to 1.9% of Argentina’s installed capacity, and consists of two Siemens GTs of 285 and 284 MW each, and a Siemens ST of 279 MW. CTEB may consume natural gas or GO stored in two 46,000 m3 tanks. From 2013 to 2025, its historical average annual generation was 1,910 GWh, with a generation record high of 4,741 GWh in 2024 and a record low of 255 GWh in 2020. Pampa operates CTEB under a shared operation scheme with YPF, and we hold a 50% stake in the capital stock of CTBSA, a company whose only asset is CTEB. In 2025, a capacity upgrade was carried out on the two GT and the ST which, together with the major turbine maintenance, required an investment of US$30 million.

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6.3	Petrochemicals

The petrochemicals segment is vertically integrated with our gas operations, enabling us to maximize value along the value chain and consolidate our position in the styrenics market. Pampa is the only Argentine producer of styrene monomer, SBR, polystyrene and elastomers, and the only integrated manufacturer transforming oil and gas into plastics. As part of the integration strategy, we use our benzene production to produce styrene, which is then used to produce polystyrene and SBR. Apart from styrene, we produce octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry.

Pampa operates the PGSM integrated petrochemical complex in San Lorenzo, Province of Santa Fe, with an annual production capacity of 50 kton of gases (LPG used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethylbenzene and 31 kton of ethylene. At the same site, we operate a reforming plant with a production capacity of 387 kton of octane bases, naphtha, and aromatics. We have a polystyrene plant in Zárate, Province of Buenos Aires, with a 65 kton production capacity. As of December 31, 2025, Pampa’s estimated market share in Argentina reached 98% for styrene, 92% for polystyrene and 86% for SBR.

The performance of this segment is influenced by global supply and demand, which in turn affects our prices and margins. As for exports, this business is subject to a 4.5% export duty on most of its products (styrene, polystyrene, rubber, and toluene; DNU No. 1,060/20). Other products, such as gasoline, aromatics and solvents, are taxed at 8% (DNU No. 488/20). In 2025, 40% of the sold volumes were exported.

Petrochemical’s main indicators	Products			Total
	Styrene & polystyrene	SBR	Reforming & others
Volume sold 2025 (kton)	84	41	335	460
Volume sold 2024 (kton)	88	45	336	469
Variation vs. 2024	-5%	-8%	-0%	-2%

Average price 2025 (US$/ton)	1,486	1,615	752	963
Average price 2024 (US$/ton)	1,744	1,843	832	1,100
Variation vs. 2024	-15%	-12%	-10%	-12%

In styrene, 2025 continued to be marked by demand contraction and increased competition from imports. In the domestic market, SBR and styrene volumes decreased by 25% and 9% year-on-year, respectively, while polystyrene remained flat. The sales decrease was offset by the 67% year-on-year growth in styrene exports to Brazil. 63% and 5% drop in polystyrene and SBR exports were recorded, respectively. About propylene, sales volumes declined by 54% to 3 kton due to lower ethylene plant throughput and increased propane-propylene recirculation.

In 2024, Reforming sales remained flat, driven by increases of 11% in solvents and 185% in aromatics, partially offset by decreases of 5% in octane bases, 3% in gasoline and 28% in propellant. 382 kton of raw gasoline were processed, 6% more than in 2024, including 68 kton of imports.

6.4	Other businesses

Transener12

Transener is the leading company in Argentina’s high-voltage electric energy transmission utility service. It holds a concession over 15,456 km of lines and 61 transforming stations, directly operating 86% of the country’s high-voltage lines. Its subsidiary, Transba, operates the Main Distribution Transmission System of the Province of Buenos Aires, consisting of 6,989 km of lines and 116 transforming stations. As of December 31, 2025, Pampa holds a 26.3% stake.

12 For further information on the market and regulatory context, see chapter 5 of this Annual Report.

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Transener’s main indicators	2024	2025
Technical information
Transener transmission lines (km)	15,408	15,456
Transba transmission lines (km)	6,988	6,989
Financial information, in million US$*
Revenues	330	394
Net income attributable to the company’s shareholders	68	134
Assets	819	829
Liabilities	219	235
Shareholders’ equity	600	594

Note: * Figures under IFRS, in AR$ inflation- adjusted as of December 31, 2024 and 2025, and converted in US$ at year-end closing FX.

Operation and maintenance

The extra-high-voltage power transmission grid, operated and maintained by Transener, faces increasing demand year after year. On February 10, 2025, demand reached a new all-time high of 30,257 MW, exceeding the 2024 peak by 2%. Despite the high demands, at the end of 2025, 0.42 failures per 100 km of line were recorded, a service quality consistent with accepted international standards for companies operating and maintaining extra-high-voltage transmission systems.

Annual revenues generated by this segment grew to US$362 million, being 92% of Transener’s total revenues, a 24% increase vs. 2024, driven by tariff normalization after the RQT approval in May 2025.

On December 23, 2025, the ENRE approved the assignment of the rights and obligations under the COM Agreement for the Choele Choel – Puerto Madryn Interconnection from INTESAR to Transener, establishing remuneration for operation and maintenance per the applicable hourly rates (Res. No. 811/25).

Failure rate

Rate per 100 km of lines

Source: Transener.

Business development

Annual revenues generated by this segment amounted to US$32 million, representing 8% of Transener’s total revenues, a 15% decrease from 2024.

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Engineering services, works and maintenance

Transener prioritizes projects that leverage its competitive advantages, with a growing focus on renewable energy and mining. In 2025, in addition to providing engineering consultancy for transforming stations in new wind farms, Transener expanded its services to include grid access, feasibility and electrical studies, basic engineering, and preparation of technical specifications for budget works.

Since the beginning, Transener has been committed to operating, maintaining and providing specialized transmission services to private customers, either for exclusive use or linked to utilities, such as independent carriers. Its activities include transformer and bushing replacement, oil analysis, specialized diagnostics, fiber-optic repair, electric and magnetic field measurements, implementation of automated systems, and maintenance of lines and transformer stations, among other services. Transener has maintained a fair and transparent remuneration policy, with most contracts being continually renewed, reflecting the quality of the service and its customers’ satisfaction.

Communications

In 2025, Transener continued to offer infrastructure services to communication companies, including assigning dark fiber in its grid and renting space in microwave stations and their antenna-supporting structures, also expanding into data transmission services. The increasing demand for these services has supported revenue growth, reflecting higher service volumes and stronger commercial conditions. Transener continues to provide specialized support for WEM agents’ operational communications and data transmission.

TGS13

TGS is the country’s main gas transportation company, operating the largest pipeline system in Latin America. It is also a leader in the production and sale of NGL, conducting these activities at the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. TGS provides comprehensive natural gas solutions, including transportation to the main pipeline via the Vaca Muerta gathering pipeline, treatment at the Tratayén plant, and injection into the main gas pipeline. It also provides telecommunications solutions through its controlled company, Telcosur. As of December 31, 2024, Pampa holds a 26.9% interest in TGS.

TGS’s main indicators	2024	2024
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	83.5	89.3
Average delivery (in million m3 per day)	69.5	74.2
Production and commercialization of liquids
Total liquids production (in kton)	1,052	1,096
Gas processing capacity (in million m3 per day)	47.0	47.0
Midstream
Treatment and compression capacity (in mcmpd)	21.4	28.0
Financial information, in million US$*
Revenues	1,182	1,183
Net income attributable to the company’s shareholders	359	289
Assets	3,289	3,721
Liabilities	1,125	1,571
Shareholders’ equity	2,164	2,150

Note: *Figures under IFRS, in AR$ inflation-adjusted as of December 31, 2024 and 2025, and converted to US$ at year-end closing FX.

13 For further information, see section 5.2 of this Annual Report.

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On March 7, 2025, an extraordinary flood affected the Cerri Complex, fully interrupting NGL production and partially disrupting natural gas transportation, while damaging the city of Bahía Blanca’s infrastructure. Given the asset’s strategic nature, gas transportation was fully and reliably restored by March 24, with no material impact on business revenues. The liquids segment remained shut down until mid-April 2025, resuming operations gradually and reaching normal production levels in early May. TGS submitted the relevant documentation to the insurance companies to pursue recovery of the damage incurred.

Regulated segment: gas transportation

Revenues in this segment come mainly from firm transportation contracts, which guarantee the reservation of pipeline capacity through payment regardless of actual use, and, to a lesser extent, from interruptible services subject to availability. Likewise, TGS operates and maintains gas transportation assets expanded by the Federal Government and held under trusts created for such purposes. For this service, TGS receives the Charge for Access and Use, set by ENARGAS as the regulatory entity.

In 2025, revenues from this segment amounted to US$485 million, representing 41% of TGS’s total revenues, and grew 13% vs. 2024, driven by tariff updates and the RQT approval since May 2025. 80% of regulated revenues come from firm transportation contracts (vs. 84% in 2024), with a weighted average life of approximately 11 years and an average contracted firm capacity of 89.3 mcmpd. Moreover, 71 new contracts were executed for interruptible transportation and 57 for exchange and displacement services.

In 2025, the average daily gas injection into the system operated by TGS was 86.4 mcmpd, flat vs. 2024, including contributions from the Austral, Golfo San Jorge and Neuquina Basins, and the gas fed into the GPM in Salliqueló, which averaged 16.1 mcmpd, 39% more than in 2024.

Non-regulated segment: production and commercialization of NGL

In 2025, revenues from the non-regulated segment amounted to US$454 million, 16% less than in 2024, due to the climate event at Cerri Complex in March 2025 and lower international reference prices.

NGL is produced and commercialized in the Cerri Complex, located in the City of Bahía Blanca and supplied by all TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are extracted and sold at local and export markets. Propane and butane are sold to fractionating companies in Argentina at international prices, along with natural gasoline, for foreign markets. Ethane is sold to Polisur at the agreed price between the parties.

NGL sales by destination market In kton Source: TGS.

In 2025, TGS produced 1,096 kton of NGL and sold 1,077 kton, remaining stable compared to historical values, although there was a temporary interruption at Cerri. The prompt restoration of operations and the plant’s resilience allowed the liquids segment to maintain stable operating performance. Richer gas from Vaca Muerta and the offshore Fénix field partially offset reduced gas availability from the Austral Basin and maintained process efficiency.

The cost of natural gas purchased to offset the plant’s thermal shrinkage was lower than in 2024, reflecting increased supply driven by the development of unconventional blocks in Vaca Muerta, which lowered processing costs and helped sustain margins in a less favorable pricing environment.

59% of volumes sold were destined to the domestic market, with 83% of prices denominated in US$. While TGS continued to participate in government programs such as the Household Gas Bottles Program, sales prices converged toward export-parity levels. Ethane sales totaled 334,596 tons in 2025, up from 309,894 tons sold in 2024, despite the impact of the flooding event.

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NGL exports recorded US$201 million in revenues, 44% of segment sales and 41% of commercialized volumes. LPG dispatches were carried out from the Galván Plant through 11,402 trucks, totaling 303,106 tons, compared to 331,751 tons in 2024. This distribution channel primarily supplies domestic demand and neighboring countries, while enhancing operating margins and expanding the customer base.

LPG exports were largely done under the spot market, capturing opportunities across different market niches and optimizing premiums on a transaction-by-transaction basis. TGS continued to strengthen its presence in the Brazilian market, supporting maritime LPG exports to distributors and traders.

For natural gasoline, exports in 2025 were made under a two-year contract with Trafigura, priced at international benchmarks minus a discount. In addition, TGS entered a new contract with ATMI TotalEnergies (a subsidiary of TotalEnergies) from March 2026 to February 2028, improving the prevailing commercial terms.

NGL sales, by product In kton
Foreign market Source: TGS.	Domestic market

Non-regulated segment: midstream

The midstream segment includes gas collection, treatment, and compression services, with a focus on Vaca Muerta, and INTEGRA’s services, including the operation and maintenance of third-party facilities, such as gas pipelines and plants. It also includes telecommunications, provided by the subsidiary Telcosur.

In 2025, the segment’s revenues were US$244 million, 21% of TGS’s total, an 18% increase vs. 2024, mainly due to increased natural gas volumes transported and conditioned in Vaca Muerta, in line with the growth from non-conventional production.

Since 2018, TGS has focused on being a leading provider of integrated services and a key player in the country’s energy development, having invested more than US$700 million in midstream infrastructure, a 183-km gas pipeline network crossing multiple hydrocarbon blocks, and a gas conditioning plant in Tratayén that allows entry into the regulated transportation systems. During 2024 and part of 2025, TGS expanded the Tratayén plant’s capacity from 5.4 to 28 mcmpd, with an approximate US$350 million investment. Works consisted of installing two plants, each with a capacity of 6.6 mcmpd, inaugurated in November 2024 and February 2025. This expansion enabled TGS to support production growth and capture higher processing volumes.

Likewise, in 2025, TGS continued in engineering and economic-financial feasibility studies to expand the Tratayén plant. The project contemplates expanding processing capacity, adding NGL extraction, constructing a multiproduct pipeline to evacuate NGL, and developing new fractionation, storage, and dispatch facilities in Bahía Blanca. This project aims to anticipate the growing infrastructure demand driven by rising gas production.

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In telecommunications, Telcosur renewed and entered into new agreements with strategic customers in 2025, securing new accounts in key segments, thereby strengthening its presence and diversifying its revenue streams.

TGS INTEGRA is the business unit that brings together all support services offered by TGS to the energy market, from third-party pipelines and plants’ operation and maintenance to the execution of minor works and pipeline repair works, scrapper passage assistance, meter calibration, hydrocarbon sample analysis, turbines and compressors’ overhaul, among others. In 2025, hot-tap, integrity, engineering and operation, and maintenance services for the GPM were awarded. In addition, TGS INTEGRA installed a metering station on the Juana Azurduy Integration Gas Pipeline, a key piece of infrastructure to enable natural gas exports from Argentina to Bolivia and the region.

Oldelval14

As of December 31, 2025, Pampa holds a 2.1% direct interest in OldelVal, a company engaged in the exploitation of main oil pipelines that connect the Neuquina Basin to the Bahía Blanca harbor. The pipeline includes the system from the Comahue area to Allen, and the Allen-Puerto Rosales oil pipeline, easing oil exports and supplying the Plaza Huincul and Luján de Cuyo distilleries along the way.

In 2025, the total transported volume averaged 70,644 m3 per day, equivalent to 162.2 million bbl, a 27% increase vs. 2024, mainly explained by the commissioning of Duplicar, a new 525-km oil pipeline that passes through Río Negro, La Pampa and Buenos Aires, and a new terminal station in Puerto Rosales. The project increased oil transport capacity by 50,000 m3 per day and demanded a total investment of US$1,407 million. The works ended on March 15, 2025, and Pampa holds 6,302 bpd of transport capacity.

Transportation from Allen to Puerto Rosales reached 66,139 m3 per day/416,014 bpd on average. Refineries located in Neuquén and Mendoza received an average of 1,071 m3 per day/6,737 bbl and 3,434 m3 per day/21,600 bpd, respectively. As of the closing of 2025, the transportation capacity was 86,000 m3/540,940 bpd without drag-reducing agents and 98,000 m3 per day/616,420 bpd with their use for the entire transportation system, consolidating a key infrastructure to support Vaca Muerta’s growth production.

Vaca Muerta Sur Project

In December 2024, Pampa, together with YPF, Vista, PAE, Pluspetrol, Chevron, Tecpetrol and Shell, formally launched the Vaca Muerta Sur project (VMOS), in which Pampa holds a 10.2% stake. VMOS is a strategic project that will not only facilitate the crude oil evacuation and export from Vaca Muerta and Rincón de Aranda, but will also reduce transportation costs, open new markets, generate foreign currency inflows and employment, and multiply Pampa’s firm transportation capacity by 9 times to 50 kbpd, while adding storage and loading capacity.

VMOS consists of the construction and operation of a 437-km oil pipeline connecting Allen with Punta Colorada, in the Province of Río Negro, with a capacity of up to 550 kbbl per day, expandable to 700 kbbl per day. In addition to the pipeline, VMOS includes a loading and unloading terminal equipped with interconnected monobuoys, a tank farm, and other associated facilities for exporting oil and liquids to Very Large Crude Carriers (VLCCs).

In July 2025, VMOS secured a US$2 billion syndicated loan to finance the construction of the oil pipeline, representing the largest project financing transaction in more than 20 years. Total estimated investment amounts to US$3 billion. In addition, the project adhered to the RIGI (Res. No. 302/25) and has reached 48% completion.

14 For further information about the oil transportation regulatory framework, see section 5.2 of this Annual Report

Pampa Energía ● 2025 Annual Report ● 50

Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company, under a 95-year concession valid until 2088. Enecor subcontracts Transener for the operation and maintenance of the 21 km 132 kV double-circuit lines from the Paso de la Patria transforming station in the Province of Corrientes.

On October 3, 2024, the SE initiated the RQT for independent transporters (Res. No. 706/24), later postponing the process until July 9, 2025 (ENRE Note No. 128974332). However, on January 7, 2025, the procedure was resumed, and the ENRE modified the approval terms for the values to be remunerated during the following tariff period (Res. No. 5/25). The corresponding information was submitted by January 20, 2025, and as of the closing date, no further news was reported.

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7.	Finance
7.1	Our stock performance

The following chart shows the market capitalization evolution and Pampa’s traded volume on ByMA from January 2014 to December 31, 2025:

Note: Market capitalization adjusted by repurchases. Source: ByMA/Bloomberg.

The following chart shows the market capitalization evolution and Pampa’s traded volume on the NYSE from January 2014 to December 31, 2025:

Note: Market capitalization adjusted by repurchases. Source: Bloomberg.

Pampa Energía ● 2025 Annual Report ● 52

7.2	Financial debt

As of December 31, 2025, Pampa’s financial debt at the consolidated level under IFRS reached US$1,892 million. Despite supporting record levels of investment in Vaca Muerta, Pampa reduced its gross debt by US$187 million, extended its maturity by 3.5 years, maintained net debt at US$801 million, and reported a net debt-to-EBITDA ratio of 1.1x. The gross debt capital breakdown is as follows:

In 2025, Pampa continued to significantly improve its maturity profile through the reopening of its 2034 international bond, the issuance of the US$450 million 2037 international bond, and the placement of the 3-year CB Series 25 in the local market. These successful issuances were enabled by strong interest from leading institutional investors in Pampa’s businesses, strength, and growth projects. The proceeds were mainly destined for the early redemption of the 2029 and 2026 Notes, the cancellation of certain liabilities, as well as financing our strategic development plan in Vaca Muerta. Below, Pampa’s issuances during 2025 are described, totaling US$895 million:

CB	Currency	Legislation	FV in US$ million	Yield[2]	Rate	Maturity
Series 23[1]	US$	Foreign	700	8.00%	7.875%	Dec-34
Series 25	US$	Argentine	105	7.25%	7.25%	Aug-28
Series 26	US$	Foreign	450	8.125%	7.750%	Nov-37

Note: 1 CB Series 23 consisted of two issuances: US$360 million in December 2024 and US$340 million retap in May 2025. 2 At the time of issuance.

Maturities and cancellations made in 2025 summary, totaling US$937 million:

CB	Transaction	Date	Currency	Legislation	FV in US$ million[1]
2027 Notes	Redemption	24-Jan-2025	US$	Foreign	353
CB Series 19	Maturity	28-Feb-2025	AR$	Local	16
CB Series 18	Redemption	8-May-2025	US$	Local	63
2029 Notes	Redemption	23-Jun-2025	US$	Foreign	293
CB Series 16	Maturity	4-Nov-2025	US$	Local	56
2026 Notes	Maturity and redemption	8-Dec-2025	US$	Foreign	120
CB Series 20	Redemption	11-Dec-2025	US$	Local	36

Note: 1 Net of repurchases.

Moreover, Pampa’s consolidated financial debt average life increased to 7.7 years in 2025, from 4.2 years as of year-end 2024. The following chart shows the Restricted Group’s principal maturity profile, net of repurchases, in million US$ by the end of fiscal year 2024:

Pampa Energía ● 2025 Annual Report ● 53

Note: The chart only considers Pampa’s consolidated figures under IFRS and excludes affiliates TGS, Transener, and CTBSA. The cash position includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost.

During 2025, Pampa took bank loans for US$51 million and cancelled bank loans for US$104 million; repaid import financing of US$3 million and took export pre-financing for US$70 million, which were fully repaid within 2025.

Regarding affiliates, CTBSA took bank debt and promissory notes, net of repayments, for US$63 million, and cancelled bank debt for AR$6 billion. On April 30, 2025, it redeemed all outstanding CB Series 6 for US$43 million, and on December 22, 2025, it partially redeemed CB Series 9 for US$23.5 million. TGS took bank debt for US$120 million and issued CB Series 4 at discount of US$500 million, with a 7.75% interest rate, maturing in November 2035 and an 8% yield.

As of the issuance date of this Annual Report, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Pampa Group’s credit rating

In July 2025, S&P upgraded Pampa’s stand-alone credit rating from b+ to bb-, and upgraded the global ratings of Pampa and TGS to B-, in line with the improvement in the sovereign rating.

In February 2025, FIX SCR upgraded CTEB’s local rating from AA- to AA+, reflecting its low operating risk and solid debt structure. In December 2025, FIX SCR also upgraded Transener’s local rating from A+ to AA (arg), in line with improvements in regulatory risk and the beginning of normalization of the electricity market. The following table shows Pampa and its subsidiaries’ ratings:

Company	Agency	Rating
		Global Scale	Local Scale
Pampa	S&P	B-, bb- (stand-alone)	na
	FitchRatings[1]	B-	A1+ (short term), AAA (long term)
TGS	S&P	B-, b+ (stand-alone)	na
	FitchRatings	B-	na
Transener	FitchRatings[1]	na	AA (long term)
CTEB	FitchRatings[1]	na	AA+

Note: 1 Local rating issued by FIX SCR.

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8.	Human resources

From the Human Resources team, we work to add value through proximity to operations and businesses, guided by Pampa’s values. Our main objective is to attract and develop talent, enhancing the organizational culture, the working environment and comprehensive communication. We also promote efficiency and continuous process improvement, leveraging digitalization to deliver a simpler, swifter work experience.

Recruitment and selection

In 2025, we continued to incorporate profiles that reflect our organization’s commitment culture. We focused on our employer brand, reviewed the applicant flow and centered on candidates’ experience and diversity. Within this framework, we conducted training workshops for teams involved in selection processes, used social media to communicate vacant positions, and prioritized internal development, filling 8% of vacancies through internal staff movements.

Internships

In 2025, we incorporated 16 interns in various Company areas and businesses, with 7 joining during the year.

Planning of human resources

Our processes, policies and practices are geared at developing individual and collective talent to maximize organizational capabilities. We believe in leadership as a fundamental pillar for promoting a culture of collaborative work, oriented toward goal achievement and opportunity exploration. In 2025, we held an annual meeting with human resources leaders from our assets to review strategies and set priorities. We also organized the Extended Executive Committee, where key leaders reviewed results and business plans.

Compensation

Our compensation policy seeks to ensure external competitiveness and in-house equity. We conduct ongoing monitoring through surveys to adjust our compensation and salary structure.

Relations with unions

We maintain a constant, transparent dialogue with the trade unions of the industry branches where we operate, fostering relationships based on respect and the pursuit of common interests. During 2025, we carried out multiple collective bargaining negotiations to keep up with inflation, both at the company and regional and/or activity levels through our active participation in various business chambers and negotiating committees. At our Zárate petrochemical plant, the 2024 and 2025 collective bargaining agreements have been open since April 2024.

Management of personnel

In 2025, we consolidated the digital transformation and efficiency of human resources management. We implemented new functionalities in SuccessFactors, discontinuing SAP for the entry of critical information, optimizing processes and reducing errors. We conducted a training program for human resources representatives to review the main HR processes. To monitor key metrics, we developed new management indicators, strengthened internal controls and decision-making processes, and advanced time management automation, improving attendance records. Additionally, we implemented new controls to ensure accurate payroll processing and initiated Concur for expense reporting, enabling the integration of financial and human resources processes in 2026.

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Training and development

In 2025, we strengthened our teams’ capabilities through Academia Pampa. Within the Transformation School, we delivered programs focused on digital and innovation tools, including Power BI, personal brand development, train-the-trainers, exponential thinking, generative AI, data science, agile mindset, and conversations in action. The Leadership School developed initiatives aimed at leadership training, including leadership induction, neuroleadership, ethical leadership, dilemma management, and leading the future with vision. The Business School offered certifications and programs related to our businesses, as well as technical and language training. In addition, we supported the academic development of 14 employees through master’s degrees and specialization programs.

Internal development remained a priority, with 136 internal staff movements in 2025, including promotions, lateral moves, and area changes. 13 new internal mentors were trained, and 44 mentoring sessions were conducted. In 2025, we also launched Travesía, a new development management process that enables each employee, together with their leader, to design an individual action plan to enhance their growth. The process integrates diagnostic, calibration, and action-planning stages and was initially implemented through a pilot program involving 79 employees.

Internal communications, working environment, well-being and culture

An integrated, professional and diverse work model characterizes Pampa’s culture, focused on excellence and agility. In 2025, we consolidated our commitment to innovation and value creation through three pillars: effective communication, well-being and recognition. Within this framework, we strengthened Conecta, our collaborative platform, by adding two new marketplace and recognition modules. We develop diversity and inclusion initiatives through a quantitative and qualitative assessment conducted together with an external consultant, which will serve as a basis for initiatives in 2026.

We also introduced new benefits to improve the quality of work life and held Pampa en Familia, an event designed to bring employees’ families closer to the Company. More than 1,000 people across seven events attended. Through Conecta and the Un Aplauso program, employees could provide multidirectional recognition, while #MODOPAMPA activities strengthened a sense of belonging. Notably, the celebration of the Company’s 20th anniversary brought together approximately 3,500 people from across all our assets in Buenos Aires and required transporting more than 1,100 employees and guests. Finally, we conducted our first self-managed engagement survey using Qualtrics, achieving an 85% participation rate and an engagement level of 88%.

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9.	Community and the Pampa Energía Foundation

Social investment, developed in partnership with the Pampa Foundation, is based on a strategic model that fosters close, constructive relationships with our stakeholders in the communities where we operate. We have framed our social investment strategy around three axes:

•	Education as a basis for growth and personal autonomy, essential for professional training.
•	Employability, a driver for the development of individuals and communities.
•	Social inclusion allows us to bring opportunities and resources to individuals and groups under vulnerable situations, promoting equal opportunities.

Our social investment initiatives contribute to Sustainable Development Goals (SDG) 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). Besides, SDG 17 (partnerships for the goals) is cross-cutting to all our actions, as we synergize with social organizations, educational institutions, and public bodies, strengthening the impact and sustainability of the projects.

In 2025, we continued implementing engagement and territorial plans for neighboring communities, local media, key stakeholders, employees, strategic suppliers, and local governments. We held workshops with leaders from the power generation business, who implemented the Strategic Stakeholder Management Procedure (GI), enabling deeper analysis of the local context, improved GI mapping, and recording of expectations and responses. We participated in working groups and financially contributed to 13 alliances for sustainable development.

We received recognitions, including the BritCham Argentina Sustainability Leadership Award in the NGO – Corporate Foundations for Training in Renewable Energy and Energy Efficiency; the Social Ecumenical Forum award as a Social Entrepreneur; and recognition from CEADS through Connecting Companies with the SDGs initiative. We were awarded the Procurement and Financing Sub-Seals under the BA Social Impact Seals 2025, granted by the Government of the City of Buenos Aires.

Education

Over 60% of the social investment budget was distributed to education-related initiatives. We supported educational pathways to promote completion of technical secondary education and facilitate the transition to university and tertiary studies. Scholarship recipients receive not only financial support, but also mentoring, training, field visits, and opportunities to engage with formal work environments, enabling them to broaden their professional outlook.

In 2025, we supported 904 students, including 715 in the last three years of technical secondary schools and 189 at university and tertiary levels. As of December 2025, 254 secondary school students and 40 university students graduated, mainly in fields related to our businesses, such as engineering. In addition, we launched a graduates’ network through the Conexión Joven project in partnership with Empujar, which supported 133 young people in their first approach to the work environment and enabled 22 to continue and graduate from a second stage of intensive training with on-site practical experience.

In terms of teacher training, we seek to strengthen educational quality and encourage the adoption of new teaching methodologies. In 2025, we implemented six initiatives addressing topics such as energy, professional practice programs, 3D design, and emotional management. A total of 891 teachers and school leaders from 269 schools in Neuquén, Mendoza, Salta, La Rioja, Santa Fe, and Buenos Aires participated.

Labor placement training

In 2025, more than 1,900 high school, college and university students took part in professionalizing practices, first-job workshops and training programs that strengthened their technical and personal skills, thus promoting their employability. 730 professional training placements and workplace exposure experiences were carried out for students in the final years of technical and general secondary schools. 20% were carried out at Pampa’s assets, where 145 students from 23 schools completed nearly 15,000 hours of theoretical and practical training.

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In coordination with strategic partners, we conducted 585 professionalizing practices in different environments, together with institutions such as UTN at San Rafael and Neuquén, UFLO, Siemens Foundation, 500RPM, and MSI. At the university and college levels, supervised professional internships and traineeships were facilitated for 3 scholarship students from Salta and Buenos Aires.

We also promoted meetings with companies in collaboration with AcercaRSE, participation in sector-specific fairs alongside IAPG, and technical and interpersonal skills workshops delivered by professionals from Pampa and its subsidiaries. In addition, we implemented the Centro Pescar program for 56 students, which combined full-stack web development training with JP Morgan Chase and Fundación Pescar, and technical support training delivered by Pampa’s IT team and Novatium, with the support of the L’Oréal and Karuna Foundations.

In 2025, we offered vocational training courses with strategic partners. In Bahía Blanca, 69 people graduated from Buen Trabajo program, in partnership with Dow, Viterra, UTN Bahía Blanca, and the local municipality. In La Rioja, over 50 people completed two electrical training courses in alliance with Fundación VOZ, UNLaR, and the Municipality of Aimogasta. In Piedra del Águila, 26 people completed programs in water, gas, and sewage services, with Fundación Potenciar and the local municipality. To promote labor inclusion of people with disabilities, we granted scholarships to students from Fundación Baccigalupo to train as sports assistants. We continued providing supplies to the Accervil Protected Workshop, which employs people with motor disabilities, as well as to the Alamesa project, promoting inclusion through gastronomy.

Social and community inclusion

We continued developing productive activities with social and environmental impact through the Responsible Inclusive Purchasing Program. In 2025, we held the second business round and trade fairs in Salta, Mendoza, Santa Fe, Neuquén, and Buenos Aires, with direct impact on 130 people. We supported Poteco, a campaign promoting the circular economy through plastic recycling for tiles to schools and sports clubs.

Regarding community partnerships, we strengthened our work with the Guaraní community of Piquirenda de Fátima in Salta through gender-focused workshops for children, teenagers, and families. With Fundación Solar Inti, we expanded the eco-efficient cookstoves project, reaching 86 families. Vocational training courses, health and nutrition talks, entrepreneurship spaces, productive fairs, and nutritional, social, and psychological aid were delivered with Pata Pila. We participated in public-private coordination initiatives, such as the Public-Private Laboratory of the Group of Foundations and Companies (GDFE) and Red Bahía in Bahía Blanca. In Neuquén, we developed processes to strengthen the social ecosystem and community planning.

Professional volunteering is a central pillar of our social impact strategy. We had 10 active volunteer committees, with 119 employees who defined action plans with local partners. In 2025, 25 initiatives were promoted, with over 1,500 participations and 11,000 hours volunteered. Professional volunteering is one of the key focus areas to make our employees’ technical skills and expertise available to the community. Through initiatives in health, safety, employability, and education, we promote capacity, collaboration, and transparency development, and strengthen community trust. In 2025, volunteers from Buenos Aires, Mendoza, Salta, Santa Fe, La Rioja, and Neuquén participated.

We conducted solidarity campaigns, Blood Donation Campaign; Empezamos con Todo, to deliver school supplies to students; and Nos Juntamos Contra el Frío, to provide warm clothing and food to schools, community kitchens, and senior centers. During Children’s Month, we organized recreational activities, and through Christmas Eve in Solidarity, 281 employees contributed over 600 hours to assemble 1,300 food boxes, which were distributed to 36 neighboring organizations.

Finally, we developed social and community initiatives and projects focused on tangible improvements in the communities where we operate, including renovations in schools in Neuquén and Ingeniero White; supporting a rural-based family enterprise in Neuquén; Tejiendo Lazos community initiative, to produce warm clothing year-round; and TEA Project, to provide practical tools for educators.

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10.	Information technology

In 2025, we continued to advance the development of our digital platforms to strengthen operational efficiency, security, and technological innovation across all our businesses.

In E&P, we implemented a program aligned with its strategic pillars of operational optimization, drilling and completion, commercial systems, asset security, and sustainability. We implemented a real-time monitoring system and developed solutions to track crews and contractors at production sites, improving efficiency and resource control. We completed migration to the latest version of the hydrocarbon production management platform, optimizing processes and performance. Regarding asset security, we implemented a comprehensive video surveillance solution at Rincón de Aranda, including installing cameras and speed-control radars, and upgraded systems at CTA to reduce incidents and improve access control. At Sierra Chata, an asset management system that enhances traceability and the efficient control of physical assets was implemented.

In power generation, we advanced the digitalization of operational processes by deploying chatbots for technical inquiries, wind farm support, operational event management, and failure cataloging. We deployed a data repository to consolidate critical information and support decision-making. In parallel, we made progress in OT/IT integration to monitor machine efficiency by digitalizing fuel chromatographs at power plants. We implemented a system that verifies power generation and a solution to record field findings, streamlining data entry and improving traceability.

In petrochemicals, we upgraded the laboratory system and adapted the third-party fertilizer dispatch system at PGSM to optimize logistics processes. Regarding the fertilizers project, we implemented a solution to centralize technical documentation and help with external collaboration.

In the corporate area, we stabilized SAP S/4HANA and improved user experience. We incorporated financial consolidation modules, digitalized work permit management, implemented a foreign trade solution, and automatically integrated the financial operations desk with SAP S/4HANA. At Fundación Pampa Energía, we implemented a bot for inquiries and scholarship recipients. We also renewed the technology infrastructure to mitigate obsolescence and improve the user experience, upgrading desktops, notebooks, mobile phones, and printers.

We keep advancing with cloud solutions, defining reference architectures focused on resilience, security, and cost efficiency. Together with updates to the regulatory framework and technological integration, this will consolidate Pampa’s vision toward a more agile and secure organization, oriented toward the strategic use of data and AI, in line with its commitment to sustainable growth.

Regarding cybersecurity, we strengthened threat detection and response capabilities through AI. The Security Operations Center (SOC) expanded its monitoring scope and enhanced its use cases. Finally, we published policies on AI usage and incident response processes, and reinforced awareness through simulations and webinars.

Innovation and AI adoption were cross-cutting priorities throughout the year. We launched the Copilot 365 Plus program with a training campaign to promote its use, updated the Data & AI program and the governance of the Corporate DataLake and created DataLabs as agile experimentation spaces, fostering an analytics-driven culture and the strategic use of data.

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11.	Quality, health, safety and environment

At Pampa, we maintain a firm commitment to developing our businesses with the highest quality, safety, environmental and labor health standards, for the sake of personal welfare, environmental care and energy efficiency, aligned with sustainable development and future generations’ needs.

Our Integrated Management Policy incorporates essential principles for health and safety, environmental protection, efficient use of energy and natural resources, and the reliability of our operations. This approach includes 10 management principles that serve as a guide to agile, effective implementation.

In 2025, we kept working on the Cultural Evolution Program in QHSE, complementing local initiatives and reinforcing operational excellence. The program had 9 initiatives, achieving more than 90% progress. We conducted an internal engagement survey with 98% favorability in health, safety, and environmental matters, exceeding the 87% recorded in 2023. These results reflect the importance that Pampa places on people care, environmental management, and sustainability.

Management quality

We adopted international standards such as ISO and the Argentine National Quality Award model to advance continuous improvement. Tools used include the operational Risk Management Matrix (RMM), the QHSE performance cycle, certified management systems administration and daily management quality.

To reduce the risks inherent in our operations, we apply the RMM through cycles, evaluating all our assets. In 2025, we conducted the third cycle, increasing requirements and achieving a 30% reduction in major risks compared to 2023. Major risks associated with preventive management decreased from 13.2% to 9.8%.

We maintained ISO 9001 (Quality Management), 14001 (Environmental Management), and 45001 (Occupational Health and Safety) certifications across all businesses, and ISO 50001 (Energy Management) and ISO 55001 (Asset Management) across all power plants. We maintained national certifications for cardioprotection and preventive workplaces across the Company, as well as the Responsible Care certification in petrochemicals. During 2025, we expanded the ISO 9001 and ISO 45001 certifications to the PEPEs and conducted the external audit of 2024 emissions management at CTLL following ISO 14064-1 (Greenhouse Gases), receiving a positive recommendation.

Through Digital QHSE, we worked on 14 projects, including the digitalization of work permits, the automation of QHSE indicators, improvements to the health system, the emissions platform, change management, and agile recording of findings through QR codes. We shared over 350 communications on Conecta related to QHSE, best practices, drills, team recognition, and relevant events. Through Un Aplauso, we recognized outstanding teams for quality, reliability, safety, environment, health, and energy efficiency.

Since 2013, we have participated in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO). In its 30th annual meeting, we presented the work: Electrical Safety Program by E&P and Cooling Tower Failure Detection by CTEB.

Health and safety

In 2025, we consolidated and expanded our strategic safety and health actions, strengthening the preventive culture and continuous improvement. Regarding management and digitalization, we implemented digital work permits that unify permit management, safe task analysis, and risk certificates, enhancing operational safety and day-to-day processes. For 2026, an offline version is planned that will merge a single tool across the entire Company.

We developed the Preventive Behavior Observations (OPC) dashboard in Power BI, enabling the analysis and identification of recorded OPCs and events that require a specific approach. In addition, we completed the communication campaign for the Golden Rules to reduce the risk of serious and/or fatal accidents. In 2026, theoretical and practical training will be further strengthened.

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In industrial hygiene, with the Occupational Risk Insurance provider (ART), we assessed noise as a risk agent and implemented a Hearing Conservation Program to prevent noise-induced hearing loss. We continued with the Surveillance System for Carcinogenic Substances and Compounds established by the Superintendency of Occupational Risks.

Environment

We have been members of the United Nations Global Compact since 2019. We participated in the Connecting Companies with the SDG program, organized by CEADS and EY Argentina, which focused on consolidating companies’ role in the 2030 Agenda. We presented initiatives that contribute to SDGs 3, 6, 7, 12, and 15.

In 2025, we conducted CO2-emission-reduction studies on venting and carbon capture in our reservoirs, as well as leak detection using infrared cameras for rapid maintenance. In addition, under the ISO 14064-1 requirements, we began developing a carbon-neutrality strategy and continued work on the scope 3 emissions inventory, including emissions from waste generated by our operations, business travel, and employee commuting. We also completed a current and potential water risk assessment at each of our assets and developed the biodiversity baseline for CTB, CTIW, CTEB, CTGEBA and CTPP.

In 2025, we advanced in reducing CO₂ emissions associated with venting activities in E&P and in detecting leaks using infrared cameras. In line with ISO 14064-1 requirements, we continued working on a carbon-neutrality strategy, including the digitalization of data from sources and the calculation of emissions for emissions management. The environmental indicators reported under GRI 2024 were externally verified. We addressed current and potential water-related risks and continued updating the biodiversity baseline at E&P and power generation assets. We completed the CDP questionnaire on climate change, water security, biodiversity, and plastics, obtaining a C rating, in line with the industry average. We also participated in EcoVadis, improving our overall and environmental scores, and ranking in the 15th percentile of the best-rated companies.

Throughout the year, we conducted periodic drills to ensure a rapid and effective response to emergencies, aligned all sites with the corporate standard for contingency and operations management, carried out on-site risk assessments, and continued training in the incident command system.

Labor health

Our processes and tools prioritize risk reduction, active monitoring and teammates’ overall well-being. In 2025, we made progress in integrating occupational health processes, achieving full coverage in health surveillance, and establishing a preventive culture across the Company.

In 2025, we identified, assessed, and controlled health risks associated with physical, chemical, biological, ergonomic, and mechanical factors, carrying out periodic evaluations and corrective actions. We achieved 100% coverage of examinations for exposure to specific risks (ASOPE), ensuring regulatory compliance and epidemiological surveillance, and provided psychosocial support in response to environmental events in Bahía Blanca and San Rafael.

Regarding well-being and health promotion, we implemented preventive programs that included 1,180 immunizations, 20 bromatological assessments of cafeterias, over 900 hours of training in first aid and CPR, and nutrition consulting and training. Within the framework of the Alcohol, Drugs, and Psychoactive Substances Policy, we conducted 9,195 tests, with 117 cases detected among contractors, reinforcing prevention culture. In addition, we carried out good manufacturing practices audits, microbiological evaluations of food products, and supplier oversight, ensuring food safety and quality across the Company.

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12.	The fiscal year’s results

Pampa is an Argentine energy-integrated company that participates in oil and gas production and power generation.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we operate through the following business segments:

•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, Pampa Energía S.A. – Sucursal Dedicada Midstream RDA activity and stakes in SESA and PECSA,
•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, VAR, Manuel Belgrano Thermal Power Plant, José de San Martín Thermal Power Plant and its power generation activities through the power plants CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW, EcoEnergía and the wind farms PEPE 2, PEPE 3, PEPE 4 and PEPE 6, and the HPPL dam,
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s operations, developed in plants in Argentina, and
•	Holding and others, mainly consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the west and south of the country, respectively, as well as the Company’s stakes in VMOS, Oldelval, OCP LTD and Enecor.

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12.1	Consolidated income statement by segment in the fiscal year 2025 (US$ million)

Consolidated profit and loss information (as of December 31, 2025)	Oil and gas	Generation	Petro-chemicals	Holding, transport and others	Eliminations	Consolidated
Sales revenue	740	791	443	24	-	1,998
Local market sales	*541*	*788*	*265*	*24*	-	*1,618*
Foreign market sales	*199*	*3*	*178*	-	-	*380*
Intersegment sales	122	1	-	-	(123)	-
Cost of sales	(613)	(450)	(429)	-	123	(1,369)
Gross profit	**249**	**342**	**14**	**24**	-	**629**
Selling expenses	(80)	(4)	(12)	(2)	-	(98)
Administrative expenses	(83)	(42)	(6)	(61)	-	(192)
Exploration expenses	-	-	-	-	-	-
Other operating income	49	23	19	9	-	100
Other operating expenses	(23)	(11)	(9)	(29)	-	(72)
Impairment of PPE, intangible assets & inventories	(3)	55	(37)	-	-	15
Impairment of financial assets	(21)	-	-	-	-	(21)
Income from the sale of associates	-	-	-	-	-	-
Results for participation in joint businesses and associates	3	12	-	127	-	142
Operating income	**91**	**375**	**(31)**	**68**	-	**503**
Financial income	-	18	27	-	-	45
Financial expenses	(101)	(46)	-	(49)	-	(196)
Other financial results	(35)	168	3	94	-	230
Financial results, net	*(136)*	*140*	*30*	*45*	-	*79*
Profit before income tax	**(45)**	**515**	**(1)**	**113**	-	**582**
Income tax	(10)	(217)	5	18	-	(204)
Profit of the fiscal year	**(55)**	**298**	**4**	**131**	-	**378**
Attributable to:						
Owners of the Company	*(55)*	*297*	*4*	*131*	-	***377***
Non-controlling interests	-	*1*	-	-	-	***1***

Consolidated statement of financial position (as of December 31, 2025)	Oil and gas	Generation	Petro-chemicals	Holding, transport and others	Eliminations	Consolidated
Total assets	2,513	3,046	147	931	(43)	**6,594**
Total liabilities	1,737	668	73	554	(43)	**2,989**

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12.2	Consolidated income statement by segment in the fiscal year 2024 (US$ million)

Consolidated profit and loss information (as of December 31, 2024)	Oil and gas	Generation	Petro-chemicals	Holding, transport and others	Eliminations	Consolidated
Sales revenue	623	672	516	65	-	1,876
Local market sales	*515*	*669*	*326*	*65*	-	1,575
Foreign market sales	*108*	*3*	*190*	-	-	301
Intersegment sales	107	-	-	-	(107)	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)
Gross profit	**215**	**305**	**29**	**48**	-	**597**
Selling expenses	(58)	(3)	(13)	-	-	(74)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)
Exploration expenses	(21)	-	-	-	-	(21)
Other operating income	87	35	41	12	-	175
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)
Impairment of intangible assets & inventories	(34)	-	-	-	-	(34)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Results for participation in joint businesses and associates	-	(21)	-	167	-	146
Profit from sale of companies´ interest	-	-	-	34	-	34
Operating income	**69**	**204**	**43**	**124**	-	**440**
Financial income	2	8	21	1	-	32
Financial expenses	(96)	(53)	(3)	(33)	-	(185)
Other financial results	(11)	183	7	32	-	211
Financial results, net	*(105)*	*138*	*25*	-	-	58
Profit before income tax	**(36)**	**342**	**68**	**124**	-	**498**
Income tax	31	119	4	(33)	-	121
Proft of the fiscal year	**(5)**	**461**	**72**	**91**	-	**619**
Attributable to:						
Owners of the Company	*(5)*	*461*	*72*	*91*	-	***619***
Non-controlling interests	-	-	-	-	-	-

Consolidated statement of financial position (as of December 31, 2024)	Oil and gas	Generation	Petro-chemicals	Holding, transport and others	Eliminations	Consolidated
Total assets	1,918	3,155	173	1,116	(17)	**6,345**
Total liabilities	1,583	857	109	518	(17)	**3,050**

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12.3	Income statement analysis for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024

Consolidated net sales revenues of US$1,998 million in the fiscal year ended December 31, 2025, 7% higher than the US$1,876 million recorded in fiscal year 2024. The following increases were recorded: 18% in oil and gas (US$132 million), 18% in power generation (US$120 million), partially offset by decreases of 63% in holding, transport and others (US$41 million), 14% in petrochemicals (US$73 million) and higher intersegment eliminations (US$16 million).

Consolidated cost of sales of US$1,369 million for the fiscal year ended December 31, 2025, 7% higher than US$1,279 million for the fiscal year 2024. The following increases were recorded: 23% in power generation (US$83 million) and 19% in oil and gas (US$98 million), partially offset by improvements of 100% in holding, transport and others (US$17 million), 12% in petrochemicals (US$58 million) and higher intersegment eliminations for US$16 million.

Consolidated gross income of US$629 million for the fiscal year ended December 31, 2025, 5% higher than the US$597 million recorded in fiscal year 2024. We recorded increases of 16% in oil and gas (US$34 million) and 12% in power generation (US$37 million), partially offset by 52% decreases in petrochemicals (US$15 million) and 50% in holding, transport and others (US$24 million).

Consolidated operating profit of US$503 million for the fiscal year ended December 31, 2025, 14% higher compared to US$440 million for the fiscal year 2024. We recorded an 84% increase in power generation (US$171 million) and 32% in oil and gas (US$22 million), partially offset by decreases of 172% in petrochemicals (US$74 million) and 45% in holding, transport and others (US$56 million).

Net financial results represented a profit of US$79 million for the fiscal year ended December 31, 2025, against US$58 million in the fiscal year 2024, mainly explained by higher profits of US$45 million in holding, transport and others, US$5 million in petrochemicals and US$2 million in power generation, partially offset by higher net losses of US$31 million in oil and gas.

Consolidated profit of US$378 million for the fiscal year ended December 31, 2025, of which US$377 million were attributable to the Company’s shareholders, 39% lower than the US$619 million consolidated profit attributable to the Company’s shareholders in fiscal year 2024, explained by reductions of 94% in petrochemicals (US$68 million), 36% in power generation (US$164 million), partially offset by lower losses of 1,000% in oil and gas (US$50 million) and higher profit of 44% in holding, transport and others (US$40 million).

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Oil & gas segment

Sales from the oil and gas segment increased 18% to US$862 million in the fiscal year ended December 31, 2025, compared to US$730 million in the fiscal year ended December 31, 2024. This increase is mainly explained by the growth in crude oil production from Rincón de Aranda, partially offset by lower prices in line with Brent. The following table shows the oil and gas segment’s production and sales volume:

Note: Production in Argentina.

Cost of sales from the oil and gas segment increased by 19%, to US$613 million, for the fiscal year ended December 31, 2025, compared to US$515 million for the fiscal year ended December 31, 2024, mainly due to increased lifting costs in line with higher gas treatment costs and the increasing activity in Rincón de Aranda, higher PPE depreciation and royalty charges in line with the increase in crude oil production.

Gross income from the oil and gas segment increased by 16%, from US$215 million for the fiscal year ended December 31, 2024, to US$249 million for the fiscal year ended December 31, 2025. This variation is explained by higher crude oil volumes sold, partially offset by increased costs, a slight decrease in gas demand and lower crude oil selling prices. Additionally, the gross margin on sales was 29% in both fiscal years.

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The oil and gas segment selling expenses increased to US$80 million in the fiscal year ended December 31, 2025, compared to US$58 million in the fiscal year ended December 31, 2024, mainly due to higher crude oil and gas transportation costs due to the increased production of oil in Rincón de Aranda and gas in Sierra Chata, and higher gas exports to Chile.

Administrative expenses from the oil and gas segment increased to US$83 million for the fiscal year ended December 31, 2025, from US$82 million for the fiscal year ended December 31, 2024, mainly due to higher fees and compensation for services.

Oil and gas segment exploration expenses recorded a US$21 million loss in the fiscal year ended December 31, 2024, due to unproductive wells in Rincón del Mangrullo. No exploration expenses were recorded in the fiscal year ended December 31, 2025.

Other net operating income and expenses from the oil and gas segment recorded a US$26 million profit in the fiscal year ended December 31, 2025, compared to US$59 million in the fiscal year ended December 31, 2024. This variation mainly reflects lower Plan Gas income, commercial interests, and the sale of our 22.51% stake in the Gobernador Ayala block in 2024.

The oil and gas segment recorded PPE impairment charges of US$3 million and US$19 million, corresponding to the El Tordillo/La Tapera blocks, in the fiscal years ended December 31, 2025, and December 31, 2024, respectively. On October 1, 2025, Pampa closed the sale of its 35.6706% stake in said areas and invoiced US$2 million. Additionally, during the fiscal year ended December 31, 2024, a PPE impairment of US$15 million in Rincón del Mangrullo was recorded.

The impairment of financial assets from the oil and gas segment resulted in a US$21 million loss for the fiscal year ended December 31, 2025, compared to a US$10 million loss for the fiscal year ended December 31, 2024. The current year’s charge is explained by deterioration in collectability indicators, mainly due to increased delays in collecting receivables recorded with ENARSA.

The results for participation in joint businesses in the oil and gas segment amounted to US$3 million for the fiscal year ended December 31, 2025, corresponding to our 20% stake in SESA, an entity whose purpose is to develop the FLNG Project for LNG exports.

The oil and gas segment’s operating income increased by US$22 million, 32% higher, to a profit of US$91 million for the fiscal year ended December 31, 2025, compared to US$69 million for the fiscal year ended December 31, 2024. The operating margin on sales for the fiscal year ended December 31, 2025, increased to 11% from 9% for the fiscal year ended December 31, 2024.

The oil and gas segment’s net financial results recorded a loss of US$136 million for the fiscal year ended December 31, 2025, compared to US$105 million reported in the fiscal year ended December 31, 2024, mainly due to higher FX losses over the net monetary asset position in AR$.

The oil and gas segment recorded an income tax loss of US$10 million for the fiscal year ended December 31, 2025, compared to a US$31 million profit for the fiscal year ended December 31, 2024, mainly due to the non-cash credit for deferred income tax, as inflation was higher than the AR$ devaluation during 2024, while in 2025, the inflation path was below devaluation.

The oil and gas segment recorded a US$55 million loss for the fiscal year ended December 31, 2025, compared to a US$5 million loss for the fiscal year ended December 31, 2024, both of which were fully attributable to the Company’s shareholders.

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Power generation segment

Sales from the power generation segment increased by 18% to US$792 million in the fiscal year ended December 31, 2025, compared to US$672 million in the fiscal year ended December 31, 2024. This variation is mainly explained by (i) an increase in renewable power generation due to the commissioning of PEPE 6 during year-end 2024; (ii) higher revenues from the recognition of own fuel; (iii) additional remuneration from Res. SE No. 294/24 and (iv) the entry into force of Res. SE No. 400/25. The HINISA outage partially offset these effects due to the January 2025 climate event.

During the fiscal year ended December 31, 2025, power generation decreased by 3% to 21,024 GWh, compared with 21,743 GWh in the fiscal year ended December 31, 2024, driven by lower hydro generation, partially offset by increased renewable and thermal power generation.

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The following table shows the net generation for the power generation plants:

Fiscal year			
	2025		2024	
In GWh	Net generation	Total sales	Net generation	Total sales
Wind				
PEPE 2	206	215	188	201
PEPE 3	241	241	202	202
PEPE 4	361	361	341	341
PEPE 5	322	322	343	343
PEPE 6	583	583	197	195
Hydroelectric				
HINISA	283	283	857	857
HIDISA	520	520	616	616
HPPL	558	558	890	890
Thermal				
CTLL	4,326	4,244	4,754	4,705
CTG	261	448	303	625
CTP	53	53	59	59
CPB	514	514	262	262
CTPP	139	139	192	192
CTIW	134	134	145	145
CTGEBA	8,144	8,566	7,584	8,043
EcoEnergía	54	123	70	150
CTEB[1]	4,325	4,321	4,741	4,733
Total	**21,024**	**21,625**	**21,743**	**22,557**

Note: 1 50% of equity stake.

Cost of sales increased by 23% to US$450 million in the fiscal year ended December 31, 2025, compared to US$367 million in the fiscal year ended December 31, 2024, mainly due to increased depreciation of PPE, maintenance costs and fuel purchases for self-procurement.

Gross income from the power generation segment increased by 12% to US$342 million for the fiscal year ended December 31, 2025, compared to US$305 million for the fiscal year ended December 31, 2024. The gross margin on sales decreased to 43% for the fiscal year ended December 31, 2025, from 45% for the same period in 2024.

Power generation selling expenses increased to US$4 million for the fiscal year ended December 31, 2025, compared to US$3 million for the fiscal year ended December 31, 2024.

Administrative expenses from the power generation segment decreased to US$42 million for the fiscal year ended December 31, 2025, from US$52 million for the fiscal year ended December 31, 2024, mainly due to lower labor costs.

Other net operating income and expenses from the power generation segment decreased to US$12 million profit for the fiscal year ended December 31, 2025, compared to a US$21 million profit for the fiscal year ended December 31, 2024, mainly explained by lower commercial interests from CAMMESA due to lower rates and delay, offset by insurance recoveries.

The power generation segment recorded a recovery of PPE impairment of US$55 million for the fiscal year ended December 31, 2025, corresponding to CPB, as a result of the improved estimate of the asset’s recoverable amount under the new spot price regime established by Res. SE No. 400/25.

The power generation segment recorded an impairment of financial assets of US$46 million for the fiscal year ended December 31, 2024, explained by the agreement with CAMMESA on May 27, 2024, for the payment of certain unpaid transactions of the WEM with: (i) sovereign bonds valued at 65% of their face value to cancel December 2023 and January 2024 WEM transactions; and (ii) February 2024 WEM transaction, settled in cash. No financial impairments were recorded in the fiscal year ended December 31, 2025.

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The participation in joint businesses in the power generation segment, through our 50% stake in CTBSA, recorded a profit of US$12 million in the fiscal year ended December 31, 2025, compared to a loss of US$21 million in the fiscal year ended December 31, 2024. This variation is mainly explained by the impairment of PPE in CTEB recorded in 2024, offset by the loss from the non-cash deferred income tax, as the AR$ devaluation exceeded inflation in 2025.

Power generation operating income increased 84% to US$375 million in the fiscal year ended December 31, 2025, compared to a US$204 million profit in the fiscal year ended December 31, 2024. This variation is mainly explained by the increase in gross profit in 2025, the PPE impairment reversal at CPB, lower labor costs, and higher insurance recoveries, as well as improved results from our interest in CTEB. These effects were partially offset by the decrease in commercial interests in 2025. The operating margin on sales for the year ended December 31, 2025, increased to 47% from 30% for the year ended December 31, 2024.

Power generation net financial results recorded a US$140 million profit for the fiscal year ended December 31, 2025, compared to a US$138 million profit for the fiscal year ended December 31, 2024, mainly due to higher financial interests, lower losses from FX differences over the AR$ monetary position, offset by lower profits from holding financial instruments.

The power generation segment recorded an income tax loss of US$217 million for the fiscal year ended December 31, 2025, compared to a profit of US$119 million for the fiscal year ended December 31, 2024, due to the non-cash deferred income tax credit, as inflation was higher than the AR$ depreciation during the fiscal year ended December 31, 2024. In contrast, inflation and depreciation behaved in opposite directions during the 2025 fiscal year.

Power generation activities recorded a net profit of US$298 million for the fiscal year ended December 31, 2025, of which US$297 million corresponded to the Company’s shareholders, compared to a US$461 million profit for the fiscal year ended December 31, 2024, attributable to the Company’s shareholders.

Petrochemicals segment

Sales from the petrochemicals segment reached US$443 million in the fiscal year ended December 31, 2025, a 14% decrease compared to US$516 million in the fiscal year ended December 31, 2024, mainly due to the decline in prices across all products, reflecting the trend in international reference prices and a more competitive economic environment.

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Total volume sold during the fiscal year ended December 31, 2025, decreased by 2% compared to the fiscal year ended December 31, 2024, mainly due to lower volumes sold of polystyrene and rubber. The following table shows sales volumes in the petrochemicals segment:

Cost of sales from the petrochemicals segment decreased by 12% to US$429 million for the fiscal year ended December 31, 2025, compared to US$487 million for the fiscal year ended December 31, 2024, mainly due to lower sales volumes and raw material prices, particularly in the reforming unit.

The petrochemicals segment gross profit reached US$14 million in the fiscal year ended December 31, 2025, compared to US$29 million in the fiscal year ended December 31, 2024, mainly due to lower margins in polystyrene, SBR and styrene businesses, partially offset by reforming margins. The gross margin on sales was 3% for the fiscal year ended December 31, 2025, compared to 6% for the fiscal year ended December 31, 2024.

Selling expenses from the petrochemicals segment decreased to US$12 million for the fiscal year ended December 31, 2025, against US$13 million for the fiscal year ended December 31, 2024.

Administrative expenses from the petrochemicals segment decreased to US$6 million for the fiscal year ended December 31, 2025, from US$7 million in the fiscal year ended December 31, 2024, mainly due to lower labor costs.

Other net operating income and expenses from the petrochemicals segment recorded a profit of US$10 million for the fiscal year ended December 31, 2025, compared to US$34 million for the fiscal year ended December 31, 2024. This variation was mainly due to the higher reversal of the customs contingency provisioned in the previous year, lower gains from the settlement of exports at a differential FX under the Export Increase Program, and losses due to idle capacity at our reforming SBR, styrene, and polystyrene plants.

The petrochemicals segment recorded a PPE impairment of US$37 million for the fiscal year ended December 31, 2025, as a result of a recoverability assessment following the identification of adverse market conditions driven by sustained declines in petrochemical product selling prices in a more competitive environment.

Operating income from the petrochemicals segment recorded a loss of US$31 million for the fiscal year ended December 31, 2025, compared to a US$43 million profit for the fiscal year ended December 31, 2024.

The petrochemicals segment recorded a net financial profit of US$30 million for the fiscal year ended December 31, 2025, compared to US$25 million reported in the fiscal year ended December 31, 2024. The variation was mainly due to higher interest income from the recovery of the customs contingency recorded in 2024.

The petrochemicals segment recorded an income tax benefit of US$5 million for the fiscal year ended December 31, 2025, compared to US$4 million for the fiscal year ended December 31, 2024.

The petrochemicals segment recorded a net profit of US$4 million for the fiscal year ended December 31, 2025, compared to US$72 million for the fiscal year ended December 31, 2024, both of which were fully attributable to the Company’s shareholders.

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Holding and others segment

Holding and others segment, consolidated Figures in US$ million	**Fiscal year**		
	2025	2024	*Δ%*
Sales revenue	24	65	*-63%*
Cost of sales	-	(17)	*-100%*
Gross profit	**24**	**48**	***-50%***
Selling expenses	(2)	-	*NA*
Administrative expenses	(61)	(98)	*-38%*
Other operating income	9	12	*-25%*
Other operating expenses	(29)	(39)	*-26%*
Income from the sale of associates	-	34	*-100%*
Results for participation in associates & joint businesses	127	167	*-24%*
Operating income	**68**	**124**	***-45%***
Finance income	-	1	*-100%*
Finance costs	(49)	(33)	*+48%*
Other financial results	94	32	*+194%*
Financial results, net	***45***	***-***	***NA***
Profit before tax	**113**	**124**	***-9%***
Income tax	18	(33)	*NA*
Net income for the period	**131**	**91**	***+44%***

Sales from the holding, transport and others segment decreased by 63%, reaching US$24 million during the fiscal year ended December 31, 2025, compared to US$65 million for fiscal year ended December 31, 2024, explained by the deconsolidation of OCP, including oil transportation activity from August 30, 2024 until the end of the concession on November 29, 2024.

The holding, transport and others segment recorded no sales costs for the fiscal year ended December 31, 2025, compared to US$17 million for the fiscal year ended December 31, 2024, attributable to the deconsolidation of OCP.

The gross profit of the holding, transport and others segment was US$24 million for the fiscal year ended December 31, 2025, compared to US$48 million for the fiscal year ended December 31, 2024, due to the deconsolidation of OCP.

Administrative and selling expenses from the holding, transport and others segment decreased to US$63 million for the fiscal year ended December 31, 2025, compared to US$98 million for the fiscal year ended December 31, 2024, mainly due to lower compensation agreement charges driven by the stock performance, offset by higher fees and remuneration for services.

Other net operating income and expenses from the holding, transport and others segment recorded a US$20 million loss for the fiscal year ended December 31, 2025, compared to a US$27 million loss for the fiscal year ended December 31, 2024. This variation is explained by the charges for contingency provision recorded in 2024.

The results from the sale of participation in the holding, transport and others segment recorded a US$34 million profit in the fiscal year ended December 31, 2024, due to the sale of our stake in TGS.

The profit from associates and joint businesses in the holding, transport, and others segment amounted to US$127 million for the fiscal year ended December 31, 2025, compared to US$167 million for the fiscal year ended December 31, 2024. This variation is mainly explained by decreased equity income from our stake in OCP, as we increased our stake in 2024, partially offset by higher profits from our stakes in CIESA and CITELEC due to increases in tariffs in TGS and Transener during 2025.

Operating results from the holding, transport and others segment recorded a US$68 million profit for the fiscal year ended December 31, 2025, compared to US$124 million for the fiscal year ended December 31, 2024.

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Net financial results from the holding, transport and others segment recorded a US$45 million profit for the fiscal year ended December 31, 2025, mainly due to higher net FX profits on the liability AR$ monetary position, partially offset by higher interest expense on tax payables. No charges were recorded for the fiscal year ended December 31, 2024.

The holding, transport and others segment recorded an income tax profit of US$18 million for the fiscal year ended December 31, 2025, compared to a US$33 million loss for the fiscal year ended December 31, 2024, mainly due to the tax inflation adjustment on the net monetary position.

The holding, transport, and others segment recorded a profit of US$131 million for the fiscal year ended December 31, 2025, compared to a US$91 million profit for the fiscal year ended December 31, 2024, both of which were fully attributable to the Company’s shareholders.

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13.	Dividend policy

To establish a clear, transparent and consistent practice that allows shareholders to make informed decisions, in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, the Company has implemented a Dividend Policy that sets guidelines to maintain a proper balance between distributed amounts and Pampa’s investment plans.

Annually, the Board of Directors prudently assesses the possibility of paying dividends to shareholders within each fiscal year, analyzing the economic circumstances prevailing at the time with particular attention.

In fiscal year 2026, we do not plan to pay cash dividends on our ordinary shares or ADS. All available funds and profits will be retained to support the operations and expansion of our businesses, further strengthening Pampa’s operating capacity and strategic position in the Argentine energy market.

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14.	The Board’s proposal

Results for the fiscal year recorded profits of AR$495,789 million, which added AR$15,742 million in FX translation differences, resulting in AR$511,531 million in retained earnings as of December 31, 2025. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting that the sum of AR$511,531 million be allocated to the voluntary reserve.

In this sense, the Company is not planning to pay dividends to retain all funds and apply them to and/or have them available for:

i.	Keep driving our businesses’ operation and expansion through key investments, both ordinary and extraordinary. This includes continued oil and gas exploration and production in Vaca Muerta, focused on Rincón de Aranda, as well as equity commitments in the projects we are part of;
ii.	Maximizing investment opportunities that can foster significant growth, business expansion and generation of strategic synergies;
iii.	Taking the necessary measures to safeguard the Company shareholders’ interests and investment value, given the different market challenges.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to everyone who has shaped Pampa Energía into the largest independent integrated energy company in Argentina. To all of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 2, 2026.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

The Board has drawn up the following report on the degree of application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2025, under the CNV Rules (Section 1, Title I, Chapter I of Part IV), as restated in 2013 and amended by CNV General Res. No. 797/19.

A.	The Board of Directors functions

Principles

i.	The Company must be led by a professional and qualified Board of Directors, which will be responsible for laying the necessary foundations to ensure the Company’s sustainable success. The Board is the guardian of the Company and all its shareholders’ interests.
ii.	The Board will be responsible for determining and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity, in line with the Company’s best interests.
iii.	The Board will be responsible for pursuing a strategy aligned with the Company’s vision and mission and inspired by its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.
iv.	The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and business plan approved by the Board.
v.	The Board will have the necessary mechanisms and policies to efficiently and effectively exercise its duties and those of each of its members.

1.	The Board of Directors fosters an ethical culture and sets out the Company’s vision, mission, and values.

The Code of Conduct, approved by our Board, establishes an organizational culture based on Pampa’s vision, mission and values. The Code defines the principles that guide the daily actions and strategic decisions of all Pampa’s members. Values such as responsibility, integrity, excellence, entrepreneurial spirit, and teamwork are fundamental pillars that promote teamwork and operational excellence. To ensure compliance with these principles, Pampa has an Ethics Committee entrusted with proactively ensuring corporate integrity. In addition, the Policy against fraud, corruption, and other irregularities, approved by the Board, reaffirms transparency and ethics as cornerstones of business management and sustainable growth, and prohibits any conduct that contravenes the principles and values defined in our Code of Conduct. Consequently, the Company applies the recommended practice.

2.	The Board of Directors sets the Company’s general strategy and approves the management’s strategic plan. In doing so, the Board considers environmental, social and corporate governance factors. The Board of Directors oversees its implementation, using key performance indicators, and considers the Company’s and all its shareholders’ best interests.

The Board of Directors defines Pampa’s strategy and is responsible for approving the annual budget, considering various indexes, factors, risks and projections analyzed by management, as well as ESG aspects detailed in the Annual Sustainability Report. This budget guides all sectors’ activities over the next fiscal year and aligns with Pampa’s strategy. The executive financial department draws up and oversees compliance with that strategy and budget.

In recent years, Pampa has completed different projects that have helped reduce its carbon footprint, improve the efficiency of its asset base, and diversify the country’s energy matrix, combining the development of hydrocarbons in the Vaca Muerta formation with the installation of 427 MW of wind power capacity, consolidating its position as one of the country’s leading renewable energy generators. The investment was partly funded through different financings qualified as green, reflecting the Board and the Company’s commitment to financing sustainable projects. In addition, this strategy shows how the Board incorporates varied factors into its decision-making process, aligning them with the Company’s comprehensive long-term strategy.

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3.	The Board oversees management and ensures that it develops, implements, and maintains an effective internal control system with clear reporting lines.

Pampa evaluates the effectiveness of internal controls over financial information based on the Internal Control-Comprehensive Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In this sense, the Board approved Pampa’s organizational chart, which includes (i) an internal control team that supports process leaders in their design and monitors the observations arising from the assessment; (ii) an internal audit team that evaluates the defined controls’ effectiveness and design; (iii) process leaders that ensure the controls’ effectiveness and updates; and (iv) periodic presentations on progress and process assessments to the Audit Committee, the CEO and the CFO.

The Audit Committee, composed of independent directors, is responsible for overseeing the internal control system. At least quarterly, reports on relevant events and management indicators are presented to the Board, enabling the Company to assess results and evaluate its performance. In addition, constant interaction is encouraged between the Board of Directors and management, with the participation of different areas to address specific questions and ensure monitoring of the year’s objectives. This interaction, enriched by the Board members’ qualifications and experience, facilitates open and sincere discussions on management.

Lastly, Pampa implements various initiatives to strengthen internal control, such as the Integrity Program (Practice 23), the Code of Conduct (Practices 1, 22 and 23), the Policy against fraud, corruption and other irregularities (Practices 1 and 23), a whistleblower channel to report suspected misconduct (Practice 23), the Clawback Policy, the Corporate Governance policies described in the Annual Report and this Appendix, and corporate risk management (Practice 17), among others.

4.	The Board of Directors designs the corporate governance structure and practices, appoints the person responsible for their implementation, monitors their efficiency, and suggests changes if necessary.

The Board approves the corporate governance policies and oversees their implementation and effectiveness, as described in Practice 1. In this sense, management periodically reviews existing policies and recommends to the Board that they be reviewed, updated, and/or modified. In recent years, the Board of Directors has approved and/or updated several policies, including the Policy against Fraud, Corruption and other Irregularities and the Best Security Trading Practices, among others.

In addition, the Board of Directors regularly monitors the operation of the Company’s Integrity Program and evaluates the need to have specific committees to implement different policies. If a committee is not required, the Board delegates its implementation and control to the corresponding area. In this way, the Company applies the recommended practice.

5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear, formal rules governing their operations and organization, which are disclosed on the Company’s website.

Board members devote dedicated time to management analysis and monitoring, supported by detailed pre-meeting information to enable efficient, informed decision-making. Likewise, the participation of some directors in executive functions eases daily contact with the administration, leveraging understanding and monitoring of daily operations.

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Our Nomination Policy ensures that criteria such as independence, diversity, age, skills, experience, business and industry knowledge, as well as potential incompatibilities, are considered when selecting Board nominees, thereby guaranteeing a diverse composition.

Moreover, the Board and its Committees (Audit, Compensation and Nomination) have internal rules available on our website that regulate their functions, responsibilities, and meetings, ensuring the application of the recommended practice.

B.	Board of Directors Chair and Corporate Secretary’s Office

Principles

vi.	The Board’s Chair is responsible for overseeing compliance with the Board’s duties and leading its members. The Chair should foster a positive working dynamic, promote constructive engagement among members, and ensure that members have all the necessary elements and information for decision-making. This also applies to the committees’ Chairs regarding their functions.
vii.	The Board’s Chair will lead processes and establish structures, seeking Board members’ commitment, objectivity, and competence, and the best possible performance of the body as a whole and its evolution in line with the Company’s needs.
viii.	The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.
6.	The Board’s Chair is responsible for adequately organizing Board meetings, preparing the agenda, ensuring collaboration among the other members, and guaranteeing that they receive the necessary materials with sufficient time to participate in meetings efficiently and well-informedly. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice since it has a Corporate Secretary’s Office responsible for convening and coordinating the Board and its Committees’ meetings, as established in the Board of Directors’ Rules and Regulations. Meetings are conducted in accordance with current regulations and with the necessary documentation for prior analysis. The complete process is always performed under the supervision of the Board’s Chair and the respective Committees15.

7.	The Board’s Chair ensures the body’s proper internal functioning by implementing formal annual assessment processes.

Annually, Pampa’s Board conducts a self-assessment using a questionnaire to analyze its performance and management. Each member completes the questionnaire, and the executive legal affairs department will review the results to propose performance improvements, if necessary. This process allows the Board to optimize its functioning, thus applying the recommended practice.

8.	The Chair fosters a positive, constructive work environment for all Board members and ensures they receive ongoing training to remain up to date and properly exercise their duties.

The Chair leads the Board of Directors’ meetings to ensure their orderly progress and proper development, coordinating the body’s correct functioning through its Corporate Secretary’s Office. In their absence, the Chair is replaced by the Vice Chair or, in the latter’s absence, by another Board member. Meetings are convened in accordance with the body’s rules and regulations, ensuring proper analysis of topics.

15 For further information, see Practice 9 in Appendix I to this Annual Report.

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Directors with executive functions are in constant contact with Pampa’s different areas, ensuring a comprehensive business vision and continuous updates. In Board meetings, members of the different departments are invited to answer queries on specific topics, warranting monitoring and follow-up of the goals set for the fiscal year. This update extends to the Audit Committee’s independent directors.

The Company implemented a continuous training program for Board members in different key management areas. In fiscal year 2025, updates on the impact and evolution of IA and other strategic topics were provided for the Board and the Audit Committee. This process will continue in fiscal year 2026.

9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists with communications among shareholders, the Board, and management.

Pampa applies this practice through the Board’s Corporate Secretary’s Office, integrated into the executive legal affairs department, whose main duties are: (i) coordinating the Board meetings’ agendas with the Board’s Chair and members, as well as with management, prioritizing key management areas; (ii) organizing and sending in advance the necessary information for meetings; (iii) coordinating the drawing up, dissemination and approval of the meetings’ minutes; (iv) facilitating communication among Board members, management and their counselors; (v) filing the Board meetings’ documentation; (vi) providing administrative support to the Committees created under the Board’s scope; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and directors’ participation; (viii) preparing, updating and sending the onboarding program for new Board members; and (ix) performing administrative procedures associated with the Board, the Committees and the Shareholders’ Meeting. These functions are conducted under the supervision of the Chair, who stays focused on their strategic role.

10.	The Board’s Chair ensures that all its members participate in developing and approving a succession plan for the Company’s General Manager.

Although the Company does not have a formal succession plan, it applies a defined principles-based approach. In evaluating the organizational structure, the Board has appointed the CEO and CFO, considering their history and capabilities. It is worth highlighting that the Board Chair’s role is independent of the CEO. In this sense, the Board’s Chair, together with the human resources department, defines the competencies and values that a future CEO must possess, aligned with the Company’s mission, vision and values. Currently, the implementation of a succession plan is not deemed necessary.

C.	Composition, nomination and succession of the Board of Directors

Principles

ix.	The Board of Directors should have adequate independence and diversity to make decisions in the Company’s best interests, avoiding groupthink and decisions made by dominant individuals or groups.
x.	The Board of Directors should ensure that the Company has formal procedures for proposing and nominating candidates to serve on the Board, in accordance with a succession plan.
11.	The Board of Directors has at least two members with independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance of the Annual Report, the Board of Directors has 5 independent directors and 5 independent alternate directors. Besides, as indicated in Practice 3, the Audit Committee is composed exclusively of independent members, exceeding the local regulations’ majority requirement.

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12.	The Company has a Nomination Committee consisting of at least three members, who are presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in discussions for their successor’s appointment.

Pampa’s Board of Directors approved the Nomination Policy, which establishes the creation of the Nomination Committee to assist in the Board members’ nomination and appointment process. This committee, which reports to the Board, is composed of 3 regular members and an equal or lesser number of alternates. Its Chair is an independent director as per the CNV Rules, thus complying with the recommended practice.

13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates’ pre-screening process for filling vacancies. It considers the non-binding recommendations of its members, the General Manager, and shareholders.

Pampa’s Board approved the Nomination Policy, which sets the independence, incompatibilities and diversity guidelines applicable to its Board members. Under this policy, a Committee was created to manage the candidates’ identification and evaluation, assisting the Board and shareholders in the election of candidates during the Shareholders’ Meeting as per current regulations, especially Section 12 of Pampa’s Bylaws, which establishes the selection through lists to ensure greater transparency in the process.

The Committee also makes a prior, non-binding assessment of the nominees proposed by the Board, considering factors such as independence, diversity, age, skills, and experience, always under objective criteria and respecting gender diversity. Currently, the Board is composed of professionals from various fields, including economics, business administration, finance, engineering, and law. All directors receive the same compensation, promoting an inclusive culture that advances analysis, discussion, and fair decision-making. In this way, the Company applies the recommended practice.

14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board, through its Corporate Secretary’s Office, offers new members an onboarding program that includes a general overview of the Company and its main corporate bodies, corporate governance practices, Code of Conduct, and main policies. The documentation and information necessary for exercising the position are provided, and they are included in the Board’s distribution list, which allows them to receive the documentation before their first participation. To complement the training, meetings are organized with each area’s leaders to clear up doubts and become familiar with the Company’s business. Pampa’s managers are available to provide answers on and supplement any required information, in line with the permanent interaction set out in Practice 8 in Appendix I of this Annual Report.

D.	Compensation

Principle

xi.	The Board should design compensation-based incentives to align the management—led by the General Manager—with the Board and the Company’s long-term interests, so that all directors may equitably fulfill their obligations to shareholders.
15.	The Company has a Compensation Committee consisting of at least three members, all independent or non-executive.

In line with our Compensation Policy, Pampa has a committee assisting the Board and/or the Shareholders’ Meeting in determining the Board’s compensation and designing and following up on compensation and/or benefit policies and/or plans. This policy establishes that directors’ compensation must align with domestic peer companies’ standards.

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The Compensation Committee, which reports to Pampa’s Board, consists of three regular members and an equal or smaller number of alternate members, none of whom may hold executive functions at Pampa. Currently, all of its members are independent, ensuring compliance with the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for the General Manager and Board members.

As part of the recommended practice, our Compensation Policy establishes that the Compensation Committee should issue a prior opinion on the Directors’ compensation, ensuring that it is competitive in the market and follows applicable regulations. This opinion is submitted to the Board of Directors and the Shareholders’ Meeting. It is worth highlighting that this recommendation does not impact the benefits policy applicable to the rest of Pampa’s employees.

Pampa’s compensation and benefits policy seek to balance external competitiveness and in-house equity, adjusting the salary structure and benefits through market surveys. For the main officers, including Pampa’s CEO and key staff, in 2017, the Board approved variable compensation plans to align its performance with the Company’s strategic plans, linking compensation to shareholder value creation.

E.	Control environment

Principles

xii.	The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management, the internal audit, risk management and regulatory compliance areas, and an external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.
xiii.	The Board should ensure a comprehensive risk management system that enables management and the Board to direct the Company toward its strategic goals efficiently.
xiv.	The Board should ensure there is one person or department (depending on the business’s size and complexity, the nature of its operations, and the risks it faces) responsible for the Company’s internal audit. This audit aimed at evaluating and auditing the Company’s internal controls, corporate governance processes and risk management, should be independent and objective and have clearly defined reporting lines.
xv.	The Board’s Audit Committee will comprise qualified and experienced members and should exercise its functions transparently and independently.
xvi.	The Board should establish proper procedures to ensure the external auditors’ independent and effective performance.
17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and deciding on the course of action and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa manages risks in a decentralized yet integrated manner that may affect the organization and its stakeholders. To such effect, it has several standards in place:

•	The Business Risk Management Policy, approved by the Board of Directors, establishes the responsibilities, functions and method for managing the risks that may impact the Company. Its focus includes financial risks, and its results are presented to the Audit Committee and management.
•	At the operational level, the Risk Management Procedure defines how to identify, assess and mitigate threats to the safety of people, the environment, and the Company’s assets and reputation. Supplementarily, the Risk Management Matrix (RMM) allows for the measurement and management of operational risks with homogeneous criteria, prioritizing critical risk reduction.

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•	In environmental matters, the Risks and Potential Impacts on Biodiversity Management Procedure addresses risk management and biodiversity impacts at all stages of the Company’s project and operational life cycle.
•	For assets and data protection, the Information Security Policy establishes guidelines to safeguard technology, information and identities, maintaining confidentiality, integrity and availability and minimizing associated security risks. Moreover, the Asset Assurance Policy seeks to identify and mitigate security risks that may affect Pampa’s teammates and assets.
•	The Risk Analysis and Assessment Study Procedure guarantees the quality of procurement and contracting processes by identifying threats and managing associated risks.

All risk factors detected are disclosed in the Risk Factors section of document 20-F filed with the SEC. Pampa applies the practice as described.

18.	The Board monitors and reviews the independent internal audit’s effectiveness, ensures the resources to implement an annual risk-based audit plan, and provides a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the internal audit department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the internal audit area submits its annual work plan for review and approval, together with the necessary resources for its implementation. Periodically, it reports to the Committee on the plan’s progress, the work carried out and the most relevant findings. Annually, the Audit Committee evaluates the internal audit’s independence and performance in its areas of competence and discloses its conclusions in its annual report.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice under Practice 18, which provides for the internal audit department to report directly to the Audit Committee, which annually evaluates its independence.

This department is composed of highly qualified professionals, both in terms of training and experience in the field. It operates under governing rules aligned with the best practices and standards suggested by The Institute of Internal Auditors. To fulfill its duties, it has unrestricted access to the Company’s records, files, documents, assets, officers and teammates. It has the power to audit all organizational levels, including management, autonomously.

20.	The Board of Directors has an Audit Committee that acts in accordance with rules. The Committee is composed mainly of independent directors, chaired by an independent director, and does not include the General Manager. Most of its members have professional experience in finance and accounting.

Pampa complies with the recommended practice as it has an acting Audit Committee based on its rules, which establish its functions and operating standards. As mentioned in Practice 3, the Committee is composed entirely of independent directors, exceeding the local independent majority requirement. The Board of Directors seeks to ensure that the Audit Committee members have professional financial, accounting and/or legal expertise, an aspect assessed when nominating new members and taken into consideration by the Nomination Committee in its prior opinion.

Its main functions include (i) expressing its opinion on external and internal auditors’ appointment and performance; (ii) supervising the internal control system and risk management; (iii) rendering its opinion on related-party transactions for a relevant amount disclosed to the market under the legal regulations in force; (iv) expressing its opinion on the compensation proposed by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct. Moreover, the Committee must appoint one of its members as a financial expert, as required by Section 407 of the Sarbanes-Oxley Act.

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21.	With the Audit Committee’s opinion, the Board of Directors approves an external auditors’ selection and monitoring policy, establishing the indicators to consider when recommending to the Shareholders' Meeting whether to re-elect or substitute the external auditor.

Every year, the Audit Committee assesses the external auditor’s independence, planning and performance during the presentation and publication of Pampa’s annual FS. The assessment is based on objective indicators such as quality of reports, key audit issues, use of technology, responsiveness and industry experience, among others. Under Section 18, Title V, Chapter III of the CNV Rules (restated in 2013) and the Audit Committee’s internal rules, an informed opinion is issued in this regard.

During the year, the Committee meets quarterly with the external auditors to discuss the Company’s FS and other relevant matters. Pampa also implements an external auditor’s services pre-approval process, establishing an internal process that guarantees compliance with regulations and allows the Committee to pre-authorize any service requested by the Company or its subsidiaries. In this way, the Company applies this practice.

F.	Ethics, integrity, and compliance

Principles

xvii.	The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance, preventing, spotting and addressing serious personal or corporate misconduct.
xviii.	The Board will ensure that formal mechanisms are established to prevent or otherwise address conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures to ensure that related-party transactions are conducted in the Company’s best interests and in a fair manner for all its shareholders.
22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values, principles, and the Company’s culture. The Code of Ethics and Conduct is communicated to and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Conduct that guides decision-making in daily activities and defines how to meet challenges and the principles to ensure a service of excellence for our customers and to strengthen relationships with suppliers, teammates, shareholders, authorities, intermediate organizations and the community at large.

The Code of Conduct is available on Pampa’s website and must be expressly accepted by all Pampa’s teammates, Board and Supervisory Committee members. In this way, the Company applies the recommended practice.

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23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimensions and financial capacity. The management visibly and unequivocally supports the plan by appointing an in-house officer responsible for developing, coordinating, supervising and periodically assessing the program’s effectiveness. The program provides for: (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels to report irregularities, which are open to third parties and adequately disseminated; (iii) a whistleblower retaliation protection policy and an internal investigation system that respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures checking the integrity and background of third parties and business associates (including due diligence for verifying irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the recommended practice through its Integrity Program, which groups internal actions, mechanisms and procedures to promote integrity and prevent, detect and correct possible irregularities and illegal acts. This Program has been designed per the mandatory and optional requirements provided in Sections 22 and 23 of Law No. 27,401 and applicable regulations.

The Board has appointed Pampa’s internal audit department as responsible for leading, developing, coordinating and supervising the Program. Existing mechanisms include the Ethics Hotline, a confidential and exclusive channel for reporting irregularities or violations of the Code of Conduct, available via telephone, chat, e-mail, and website. An external provider operates this channel to ensure transparency and protect information integrity.

Received complaints are analyzed in accordance with specific policies and procedures, including the Procedure for Handling Complaints. The channel is managed by the Audit Committee, which delegates its management to the internal audit department. In turn, this department reports quarterly to the Committee on the cases received and the resolutions adopted. The Committee supervises the channel’s operations and the management of complaints related to issues within its authority.

The Integrity Program is complemented with key policies, such as (i) the Policy against fraud, corruption and other irregularities, which reaffirms transparency and business ethics; (ii) the Conflicts of interest policy, which defines these cases and the procedures to be observed; and (iii) the Gifts, entertainment and travel paid to/by third parties policy, which establishes clear criteria for their acceptance and maximum values, as well as the procedure for requesting exceptions.

These provisions, together with the Code of Conduct, include clauses on the obligation to report any suspected or evidenced violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report in good faith or refusing to participate in acts of corruption. In fiscal year 2025, the Company implemented several communication, awareness, and training initiatives on the Program for all its employees.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy that establishes each corporate body’s role and defines how to identify, manage, and disclose transactions detrimental to the company or only to certain investors.

The Code of Conduct establishes that all covered parties should avoid conflicts of interest, i.e., situations where personal interests interfere or appear to interfere with responsibilities towards Pampa, affecting the objectivity of decisions. To regulate these cases, the Conflicts of Interest policy defines what is considered a conflict of interest at Pampa and describes the procedures to ensure compliance with the law and internal policies to prevent fraud, corruption and other irregularities.

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Pampa also has a policy on related-party transactions that regulates all high-value transactions for an amount equal to or higher than 1% of Pampa’s shareholders’ equity and involves individuals and/or legal entities deemed related parties under Section 72 of the CMA. These transactions must be subject to a specific prior authorization and control procedure, coordinated by the executive legal affairs department, involving both the Board of Directors and the Audit Committee, as appropriate. This policy is in strict conformity with current regulations.

In compliance with these regulations, Pampa discloses its contracts with related parties in its annual and quarterly FS. Additionally, all high-value transactions are evaluated by the Audit Committee and immediately reported as a relevant event to the CNV and the markets where Pampa is listed.

The Audit Committee is responsible for informing the market about transactions that may generate a conflict of interest with members of corporate bodies or controlling shareholders. Also, when required by law, it issues a well-founded opinion on related-party transactions and communicates any potential conflict of interest at Pampa. When a Board member has a personal interest in a matter, they must abstain from voting. In this way, the Company applies this practice.

G.	Shareholder and stakeholder participation

Principles

xix.	The Company should treat all its shareholders equitably. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.
xx.	The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board’s composition.
xxi.	The Company should have a transparent Dividend Distribution Policy aligned with the strategy.
xxii.	The Company should consider its stakeholders’ interests.
25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated Investors section, where it constantly updates information relevant for shareholders and the investing public at large, such as FS, filings with regulatory agencies (SEC and NYSE), relevant events and corporate governance policies, among others. Besides serving as an information repository, the site allows for managing queries managed by the investor relations and sustainability team.

To strengthen communication and transparency, Pampa also uses several social media platforms (Facebook, TikTok, Instagram, Twitter and LinkedIn) to share relevant information about the organization and its performance.

26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, proximity, transparency and cooperation are fundamental pillars for building solid and long-lasting relationships with our internal or external stakeholders. Following the AA1000SES Accountability guide, the materiality analysis performed for the last Sustainability Report, the Strategy Map, the Balanced Scorecard and the GRI sector standard for oil and gas companies, we have identified our main stakeholders according to their responsibility, influence, proximity, dependence and representation.

The Sustainability Report, published annually and available on our website, details these groups and the communication channels used to maintain a fluid dialogue:

•	Teammates: meetings with management, Conecta, institutional website pampa.com, ethics hotline, Sustainability Report, Microsoft Teams messaging network and social media.

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•	Government: accountability under regulations in force, Annual Report and FS, meetings with officers, institutional website, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, institutional website, meetings and surveys to participants in social investment programs and social media.
•	Investors: Annual Report and FS, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings videoconferences, ethics hotline, Sustainability Report, investor website ri.pampa.com and social media.
•	Suppliers: meetings and gatherings with suppliers, ethics hotline, institutional and supplier websites, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional and customer websites, customer service channel, ethics hotline, Sustainability Report and social media.
•	Corporate associations: ethics hotline, industry chambers’ meetings, institutional website and social media.
•	Media: institutional website, Annual Report and FS, ethics hotline and social media.
•	Unions: meetings with union representatives; ethics hotline; institutional website; Sustainability Report; and social media.

Given our broad geographic presence and operational complexity, each asset maps its key audiences and adapts its relationship-building strategy to generate a positive social impact on local communities.

Through the Strategic Map and the Balanced Scorecard, we define relationship-building priorities, set objectives and implement concrete action plans in our power generation assets in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. This allows for more efficient, sustainable management with greater business and community impact.

In 2025, we reviewed and updated the Sustainability Report’s process for identifying material topics. This analysis evaluated the relevance of ESG aspects for both our stakeholders and the business, considering sector trends and reporting standards such as GRI and SASB. We applied a dual-materiality approach, incorporating an ESG-related financial risk perspective. The process included reviewing the 2021 materiality survey, which collected more than 500 responses and 350 comments. This allowed us to prioritize the most relevant reportable impacts and identify 34 ESG topics, grouped into 13 material topics, including child labor. All material topics, together with key comments and opinions, were reviewed by the investor relations and sustainability department and presented to the Board. In this way, Pampa reinforces its commitment to best practices in this field.

27.	Before a Shareholders’ Meeting, the Board submits a ‘provisional information package’ through a formal communication channel, allowing shareholders to make non-binding comments and share dissenting opinions on the Board’s recommendations. The latter will expressly give its opinion on the received comments, as necessary.

When convening a Shareholders’ Meeting, the Board submits proposals for each item on the agenda, except when there is a potential conflict of interest, in which case it abstains. All supporting information is made available to shareholders at an appropriate time so they can analyze and vote accordingly. Shareholders and the investing public can make inquiries through the formal channel mentioned in Practice 25. This allows them to attend the Meeting with accurate information on the topics to be discussed.

Beyond the Meetings, Pampa encourages a permanent and fluid dialog with its shareholders through (i) the communication channel mentioned in Practice 25; (ii) the investor relations and sustainability department, which responds to concerns; (iii) quarterly videoconferences to disclose results and interact with management; and (iv) participation of Board and management members in the Meeting, who are open to answering questions on the agenda and management once the formal items have been addressed. As described, the Company applies this practice.

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28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the participants’ equal treatment principle.

Pampa places the proposals mentioned in the previous item at the shareholders’ and investors’ disposal through the media established by the regulatory bodies (ByMA, CNV, SEC) and the Company website ri.pampa.com. In addition, we offer communication channels to maintain a continuous, fluid dialogue throughout the year. Moreover, Section 30 of the Company’s Bylaws allows the holding of electronic Shareholders’ Meetings with the simultaneous transmission of sound, images and words. Therefore, the Company applies the recommended practice.

29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company has applied the recommended practice through its Dividend Policy approved by the Board in 2018. This policy seeks a balance between distributed amounts and investment plans, ensuring clarity, transparency and consistency so that shareholders can make informed decisions in compliance with the Company’s bylaws and the current regulations. The Board of Directors prudently assesses the possibility of paying dividends each fiscal year, taking into account the period’s economic conditions.

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Glossary of term

+GC Panel: ByMA’s Corporate Governance Plus Panel

2026 CB: US$293 million-FV CB with 9.5% interest rate, maturing in December 2026

2027 CB: US$750 million- FV CB with 7.5% interest, maturing in January 2027

2031 CB: US$410 million- FV CB with 7.95% interest rate, maturing in September 2031

2034 CB: US$700 million- FV CB with 7.875% interest rate, maturing in December 2034

2037 CB: US$450 million- FV CB with 7.875% interest rate, maturing in December 2034

ABOL: Argentine Business Organizations Law No. 19,550

ADR/ADS: American Depositary Receipts

AI: Artificial intelligence

AR$: Argentine Pesos

Bases Law: Law No. 27,742 enacted on July 8, 2024

Bbl: Barrel

BCRA: Central Bank of the Republic of Argentina

Board of Directors/Board: Pampa Energía’s Board of Directors

boe: Barrels of oil equivalent

bpd/boepd: Barrels per day/boe per day

BTU: British Thermal Unit

Bylaws: Pampa Energía’s Bylaws

ByMA: Buenos Aires Stock Exchange

CAMMESA: Argentine Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A.)

CB: Corporate Bond(s)

CCGT: Combined Cycle

CEADS: Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible)

CEE: Emergency Executive Committee

CENCH: Hydrocarbon unconventional exploitation concession

CEO: Chief Executive Officer

CFO: Chief Financial Officer

CIESA: Compañía de Inversiones de Energía S.A.

CITELEC: Compañía Inversora en Transmisión Eléctrica Citelec S.A.

CMA: Capital Markets Act No. 26,831

CNV: Argentine Securities and Exchange Commission

The Code: Pampa’s Code of Corporate Governance

CPB: Central Piedra Buena S.A.

CPI: Consumer Price Index

CT: Thermal Power Plant

CTBSA: CT Barragán S.A.

CTEB: Ensenada Barragán thermal power plant

CTG: Güemes thermal power plant

CTGEBA: Genelba thermal power plant

CTIW: Ingeniero White thermal power plant

CTLL: Loma De La Lata thermal power plant

CTP: Piquirenda thermal power plant

CTPP: Parque Pilar thermal power plant

CVP: Variable Production Cost

DIGO: Guaranteed capacity availability commitment

DNU: Executive Order issued by the Federal Government

DoP: Deliver or pay

E&P: Exploration and Production

EBITDA: Earnings before interest, tax, depreciation, and amortization

EcoEnergía: EcoEnergía Co-Generation Power Plant

ENARGAS: National Gas Regulatory Entity

ENARSA: Energía Argentina S.A.

Energía Plus: Energía Plus Program, SE Res. No. 1,281/06

ENRE: National Electricity Regulatory Entity

ESG: Environment, Social and Governance

FLNG: Floating liquefaction of natural gas

FO: Fuel Oil

FRA: Adapted income coefficient (Factor de Renta Adaptada)

FS: Financial Statements

FV: Face Value

FX: Nominal Exchange Rate(s)

GDP: Gross Domestic Product

GE: General Electric

GO: Diesel Oil

Golar: Golar FLNG Sub-Holding Company Ltd.

Government/Federal Government/Treasury: Federal Government of the Republic of Argentina

GPM: Francisco Pascasio Moreno gas pipeline, former President Nestor Kirchner gas pipeline

GRI: Global Reporting Initiative

GSA: Gas Supply Agreements

GT: Gas turbine

GWh: Gigawatt-hour

HIDISA: Diamante hydropower plant

HINISA: Los Nihuiles hydropower plant

HPPL: Pichi Picún Leufú hydropower plant

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ICE: Internal combustion engines

IFRS: International Financial Reporting Standards

IT: Information Technology

kb/kboe: Thousand barrels/thousand barrels of oil equivalent km: Kilometer

kton: Thousand tons

kV: Kilovolt

kW: Kilowatt

LNG: Liquefied Natural Gas

LPG: Liquefied Petroleum Gas

m3: Cubic meters

MAT: Term or business-to-business market

MAT ER: Term market from renewable energy

MBTU: Million BTU

mcmpd: Million cubic meters per day

MECON: Ministry of Economy

MerVal: Buenos Aires Securities Market

MEyM: Former Ministry of Energy and Mining

MTPA: Million tons per year

MW: Megawatt

MWh: Mega watt-hour

na: Not applicable

NGL: Natural Gas Liquids

NYSE: New York Stock Exchange

OCP: Oleoducto de Crudos Pesados

OldelVal: Oleoductos del Valle S.A.

OTASA: Oleoducto Trasandino Argentina SA

PAE: Pan American Energy S.L.

Pampa/the Company /the Group: Pampa Energía S.A. and its subsidiaries

Pampa Foundation: Pampa Energía Foundation

PEA: Arauco wind farm, stages 1 and 2

PEN: National Executive Branch

PEPE: Pampa Energía wind farm

PGSM: Puerto General San Martin Complex (Complejo Puerto General San Martín)

PIST: Transportation System Entry Point, or natural gas price at the wellhead

Plan Gas: Argentine Natural Gas Production Promotion Plan – 2020–2024 Supply and Demand Scheme (DNU No. 892/20, 730/22 and supplementary provisions)

Polisur: PBB Polisur S.A.

PPA: Power Purchase Agreement

PPI: Producer’s Price Index

Priority Demand: Group of residential users, hospitals, schools, healthcare centers, and other essential services

Q1/2/3/4 24: First/Second/Third/Fourth quarter of 2024

Q1/2/3/4 25: First/Second/Third/Fourth quarter of 2025

QHSE: Quality, Health, Safety, and Environment

Res.: Resolution(s)

RIGI: Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones)

RMA: Adjusted marginal income (Renta Marginal Adaptada)

RQT: Five-Year Tariff Review

S&P: Standard & Poor’s Global Ratings

SADI: Argentine Power Grid

SASB: Sustainability Accounting Standards Board

SCEyM: Secretariat of Energy and Mining Coordination

SDG: Sustainable Development Goal(s)

SE: Secretariat of Energy

SEC: United States Securities and Exchange Commission

SEE: Sub-secretariat of Electric Energy (former Secretariat of Electric Energy)

SESA: Southern Energy S.A.

SGE: Former Government Secretariat of Energy (former Ministry of Energy)

ST: Steam turbine

Telcosur: Telcosur S.A.

TGS: Transportadora de Gas del Sur S.A.

ton: Metric ton

ToP: Take or pay

Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

TWh: Terawatt-hour

US$: US Dollars

VAR: Vientos de Arauco Renovables S.A.U.

VMOS: Vaca Muerta Oil Sur

WEM: Wholesale Electricity Market

Pampa Energía ● 2025 Annual Report ● 89